As filed with the Securities and Exchange Commission on November 30, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Senmiao Technology Limited
(Exact name of registrant as specified in its charter)

Nevada	35-2600898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People’s Republic of China

+86 28 61554399

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Xi Wen, Chief Executive Officer

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People’s Republic of China

+86 28 61554399

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Elizabeth F. Chen, Esq.

Pryor Cashman LLP

7 Times Square

New York, New York 10036

(212) 326-0199

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered (1)	Amount to be Registered (1)		Proposed Maximum Offering Price Per Share (5)	Proposed Maximum Aggregate Offering Price (5)	Amount of Registration Fee (5)
Common Stock, par value $0.0001 per share	12,195,122	(2)	$0.56	$6,829,268.32	$633.07
Common Stock, par value $0.0001 per share	7,352,942	(3)	$0.82	$6,029,412.44	$558.93
Common Stock, par value $0.0001 per share	914,634	(4)	$0.68	$621,951.12	$57.65
Total	20,462,698			$13,480,631.88	$1,249.65

(1)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2)	Represents 12,195,122 shares of the Registrant’s common stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Series A Preferred Stock”) that were issued to the Selling Stockholders named herein.

(3)	Represents 7,352,942 shares of the Registrant’s common stock issuable upon exercise of warrants (the “Investor Warrants”) that were issued to the Selling Stockholders named herein.

(4)	Represents 914,634 shares of the Registrant’s common stock issuable upon exercise of warrants (the “Placement Agent Warrants”, together with the “Investor Warrants”, the “Warrants”) that were issued to the placement agent in connection with the private placement of the Series A Preferred Stock.

(5)

The registration fee has been computed in accordance with Rule 457(g) under the Securities Act of 1933, as amended, based on $0.56, $0.82 and $0.68 per share, respectively, being the higher of (i) the respective exercise price of the Warrants and conversion price of the Series A Preferred Stock registered herewith and (ii) the average of the high and low prices per share of the registrant’s common stock on the Nasdaq Capital Market on November 24, 2021.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2021

12,195,122 Shares of Common Stock Issuable upon Conversion of Series A

Convertible Preferred Stock

7,352,942 Shares of Common Stock Issuable upon

Exercise of Investor Warrants

914,634 Shares of Common Stock Issuable upon

Exercise of Placement Agent Warrants

SENMIAO TECHNOLOGY LIMITED

This prospectus relates to the possible resale or other disposition, from time to time, of up to 20,462,698 shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants to purchase shares of our common stock by the selling stockholders named in this prospectus or in supplements to this prospectus. See “Selling Stockholders.” We are registering the applicable shares of our common stock to provide the selling stockholders with freely tradable securities. The registration of the shares of our common stock covered by this prospectus does not necessarily mean that any shares of our common stock will be sold by any of the selling stockholders, and we cannot predict when or in what amounts any of the selling stockholders may sell any of our shares of common stock offered by this prospectus. The prices at which the selling stockholders may sell the shares of our common stock will be determined by prevailing market prices or at prices that may be obtained in negotiated transactions. We are filing the registration statement of which this prospectus is a part pursuant to contractual obligations that exist with the selling stockholders.

We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from any sale or disposition by the selling stockholders of the shares of our common stock covered by this prospectus. However, we will receive proceeds in connection with the applicable exercise price of the Warrants to purchase shares of our common stock, unless any of such Warrants will be exercised via cashless exercise to the extent provided for in the applicable Warrant. In addition, we have agreed to pay all fees and expenses incident to our contractual obligations to register the shares of our common stock. The selling stockholders from time to time may offer and sell the shares of our common stock held by them directly or through one or more underwriters, broker-dealers or agents on terms to be determined at the time of sale, as described in more detail in this prospectus under “Plan of Distribution.” No shares of our common stock may be sold without delivery of this prospectus describing the method and terms of the offering of such shares.

Our common stock trades on the Nasdaq Capital Market, or Nasdaq, under the symbol “AIHS.” On November 29, 2021, the last reported sale price of our common stock on Nasdaq was $0.58 per share.

INVESTING IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. We are a holding company incorporated in NEVADA. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our operating entities established in the People’s Republic of China, or the PRC, primarily our wholly owned subsidiaries and our variable interest entity (the “VIE”). Due to PRC legal restrictions on foreign ownership in any value-added telecommunication businesses we may explore and operate, we do not have any equity ownership of one of our VIES, who HAS ceased ITS operation of VALUE-ADDED TELECOMMUNICATION business SINCE october 2020, instead we control and receive the economic benefits of the VIE’s business operations through certain contractual arrangements. The VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and that investors may never directly hold equity interests in the Chinese operating entities. meanwhile, we hold 35% equity interest through our subsidiariy in another VIE. Our COMMON STOCK offered in this prospectus are shares of our NEVADA holding company that maintains service agreements with the associated operating companies.

Additionally, we are subject to certain legal and operational risks associated with our VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our VIE’s operations, significant depreciation of the value of our common stock, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact OF such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “Corporate Structure” on page 13. See also “Risk Factors - Risks Related to our Corporate Structure.” SEE THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 27 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NONE OF OUR SUBSIDIARIES, VIES HAVE ISSUED ANY DIVIDENDS OR DISTRIBUTIONS TO RESPECTIVE HOLDING COMPANIES, OR TO ANY INVESTORS AS OF THE DATE OF THIS PROSPECTUS. OUR SUBSIDIARIES IN THE PRC GENERATE AND RETAIN CASH GENERATED FROM OPERATING ACTIVITIES AND RE-INVEST IT IN OUR BUSINESS. IN THE FUTURE, CASH PROCEEDS RAISED FROM OVERSEAS FINANCING ACTIVITIES, INCLUDING THE CASH PROCEEDS FROM THE CONVERSION OF THE SERIES A CONVERTIBLE PREFERRED STOCK AND THE EXERCISE OF THE WARRANTS BY THE SELLING STOCKHOLDERS REFERENCED IN THIS PROSPECTUS, MAY BE TRANSFERRED BY US THROUGH TO OUR PRC SUBSIDIARIES VIA CAPITAL CONTRIBUTION AND SHAREHOLDER LOANS, AS THE CASE MAY BE. THE MAJORITY OF OUR AND THE VIES’ INCOME IS RECEIVED IN RMB AND SHORTAGES IN FOREIGN CURRENCIES MAY RESTRICT OUR ABILITY TO PAY DIVIDENDS OR OTHER PAYMENTS, OR OTHERWISE SATISFY OUR FOREIGN CURRENCY DENOMINATED OBLIGATIONS, IF ANY. UNDER EXISTING PRC FOREIGN EXCHANGE REGULATIONS, PAYMENTS OF CURRENT ACCOUNT ITEMS, INCLUDING PROFIT DISTRIBUTIONS, INTEREST PAYMENTS AND EXPENDITURES FROM TRADE-RELATED TRANSACTIONS, CAN BE MADE IN FOREIGN CURRENCIES WITHOUT PRIOR APPROVAL FROM THE STATE ADMINISTRATION OF THE FOREIGN EXCHANGE (“SAFE”) IN THE PRC AS LONG AS CERTAIN PROCEDURAL REQUIREMENTS ARE MET. APPROVAL FROM APPROPRIATE GOVERNMENT AUTHORITIES IS REQUIRED IF RENMINBI IS CONVERTED INTO FOREIGN CURRENCY AND REMITTED OUT OF CHINA TO PAY CAPITAL EXPENSES SUCH AS THE REPAYMENT OF LOANS DENOMINATED IN FOREIGN CURRENCIES. THE PRC GOVERNMENT MAY, AT ITS DISCRETION, IMPOSE RESTRICTIONS ON ACCESS TO FOREIGN CURRENCIES FOR CURRENT ACCOUNT TRANSACTIONS AND IF THIS OCCURS IN THE FUTURE, WE MAY NOT BE ABLE TO PAY DIVIDENDS IN FOREIGN CURRENCIES TO OUR SHAREHOLDERS. SEE THE SECTION TITLED “CASH TRANSFER AND DIVIDEND PAYMENT” BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR DETAILS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is       , 2021

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) pursuant to which the Selling Stockholders named herein may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. You should rely only on the information contained in this prospectus or any related prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only on the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Some of the industry data contained in this prospectus is derived from data from various third-party sources. We have not independently verified any of this information and cannot assure you of its accuracy or completeness. Such data is subject to change based on various factors, including those discussed under the “Risk Factors” section beginning on page 27 of this prospectus.

Unless otherwise stated in this prospectus, references to:

•	“China” or the “PRC” refers to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;
•	“Didi” refers to Beijing Xiaoju Science and Technology Co., Ltd. and its affiliates, the world’s largest mobility technology platform, who operates the largest ride-hailing platform in China;
•	“Hunan Ruixi” refers to Hunan Ruixi Financial Leasing Co., Ltd., our majority owned subsidiary in China;
•	“Jinkailong” refers to Sichuan Jinkailong Automobile Leasing Co., Ltd., our variable interest entity;
•	“Restructuring” refers to the establishment of a wholly foreign owned entity and the execution of a series of agreements among the Company, Senmiao Consulting, Sichuan Senmiao and the equity holders of Sichuan Senmiao, pursuant to which we have gained control of and become the primary beneficiary to Sichuan Senmiao;
•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“Ruixi Leasing” refers to Hunan Ruixi Automobile Leasing Co., Ltd., the wholly owned subsidiary of Hunan Ruixi;
•	“Senmiao,” “we,” “us,” “our company” and “our” refer to Senmiao Technology Limited., its subsidiaries and its consolidated variable interest entities;
•	“Senmiao Consulting” refers to Sichuan Senmiao Zecheng Business Consulting Co., Ltd., our wholly owned subsidiary in China;
•	“Sichuan Senmiao” refers to Sichuan Senmiao Ronglian Technology Co., Ltd., our variable interest entity;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•	“variable interest entities” or “VIEs” refer to Sichuan Senmiao and Jinkailong;
•	“Yicheng” refers to Yicheng Financial Leasing Co., Ltd., our wholly owned subsidiary in China; and
•	“XXTX” refers to Hunan Xixingtianxia Technology Co., Ltd. and its subsidiaries, a subsidiary of Senmiao Consulting.

We use U.S. dollars as reporting currency in our financial statements and in this prospectus. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by translations. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying common stock in this offering. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements, before deciding whether to invest in this offering.

Overview

Senmiao Technology Limited (the “Company,” “we,” “us,” “our” or similar terminology) is a U.S. holding company incorporated in the State of Nevada on June 8, 2017. We provide automobile transaction and related services through our wholly owned subsidiaries, Yicheng Financial Leasing Co., Ltd., a PRC limited liability company (“Yicheng”), Chengdu Corenel Technology Limited, a PRC limited liability company (“Corenel”), and our majority owned subsidiary, Hunan Ruixi Financial Leasing Co., Ltd. (“Hunan Ruixi”), a PRC limited liability company, and its variable interest entity (“VIE”), Sichuan Jinkailong Automobile Leasing Co., Ltd. (“Jinkailong”). Since October 2020, we also operate an online ride-hailing platform through Hunan Xixingtianxia Technology Co., Ltd. (“XXTX”), a majority owned subsidiary of Sichuan Senmiao Zecheng Business Consulting Co., Ltd., our wholly-owned subsidiary (“Senmiao Consulting”). XXTX’s platform enables qualified ride-hailing drivers to provide application based transportation services mainly in Chengdu, Changsha, Guangzhou and other nine cities in China. Substantially all of our operations are conducted in China.

Automobile Transactions and Related Services

The automobile transaction and related services are mainly comprised of (i) automobile operating lease where our operating entities provide car rental services to individual customers to meet their personal needs with lease term no more than twelve months; (ii) automobile financing where we provide our customers with auto finance solutions through financing leases; (iii) automobile sales where we procure new cars from dealerships and sell them to our customers in the automobile financing facilitation business; and (iv) facilitation of automobile transaction and financing where we connect the prospective ride-hailing drivers to financial institutions to buy, or get financing on the purchase of, cars to be used to provide online ride-hailing services. Our operating entities started the facilitation services in November 2018, the sale of automobiles in January 2019, and financial and operating leasing in March 2019, respectively.

Auto Operating Leasing

We, through Hunan Ruixi, Jinkailong and Corenel (the “operating leasing entities”) in China, have generated revenue since March 2019 from operating lease services, where the operating leasing entities lease their own automobiles or sublease automobiles from certain online ride-hailing drivers they served before to other individuals, including new online ride-hailing drivers. With the authorization from online ride-hailing drivers who exited the online ride-hailing business, Hunan Ruixi and Jinkailong sublease their automobiles to new online ride-hailing drivers for a lease term no more than twelve months. Due to the intense competition and the COVID-19 pandemic, as of March 31, 2021, approximately 1,289 online ride-hailing drivers (primarily in Chengdu City) have exited the online ride-hailing business. Hunan Ruixi and Jinkailong are authorized to sublease or sell these drivers’ automobiles in order to offset the repayments those drivers owed to us and the financial institutions. The operating leasing entities leased over 2,080 automobiles with an average monthly rental income of $449 per automobile for the six months ended September 30, 2021.

Auto Financial Leasing

Hunan Ruixi began offering auto financing services in March 2019. In a self-operated financing transaction, Hunan Ruixi act as a lessor and a customer (i.e., online ride-hailing driver) acts as a lessee. Hunan Ruixi offers to the lessee a selection of automobiles that were purchased by us in advance. The lessee will choose the desirable automobile to be purchased and enter into a financing lease with Hunan Ruixi. During the term of the financing lease, the lessee will have use rights with respect to the automobile. Hunan Ruixi will obtain title to the automobile upfront and retain such title during the term of the financing lease, as lessor. At the end of the lease term, the lessee will pay a minimal price and obtain full title to the automobile after the financing lease is repaid in full. In connection with the financing lease, the lessee will enter into a service agreement with us. Pursuant to this service agreement, the lessee will pay our operating entities a service fee ranging from approximately $1,600 to approximately $2,300 for Hunan Ruixi’s services, which covers, among others, payment of purchase taxes and insurance, license and plate registration, and training of ride-hailing drivers.

Auto Sales

Hunan Ruixi and Yicheng are also engaged in the sales of automobiles through. As they are targeting to sell cars to online ride-hailing drivers, Hunan Ruixi and Yicheng procure new cars of model and specification acceptable to online ride-hailing industry in Chengdu and Changsha. Hunan Ruixi and Yicheng typically sets up periodic procurement plans based on the estimated transaction volume of Hunan Ruixi and Jinkailong and buy in bulk to obtain better pricing. Hunan Ruixi and Yicheng will then mark up the price and sell the cars to the online ride-hailing drivers who are typically customers in our auto financing facilitation services. However, due to the increased competition in the online ride-hailing markets in Chengdu and Changsha, and the adverse impact of COVID-19 across mainland China, our operating entities have shifted their business focus to automobile leasing so the sales of automobiles has significantly decreased.

Auto Financing and Transaction Facilitation

Leveraging the growing popularity of ride-hailing services in China, Hunan Ruixi and Jinkailong facilitate the auto financing transactions between the online ride-hailing drivers and financial institutions. As of the date of this prospectus, over 95% of the customers they served are online ride-hailing drivers. The services simplify the transaction process for both these drivers and the financial institutions. Specifically, the facilitation services include purchase services and management and guarantee services for new automobile transactions. As a result of the fierce competition of online ride-hailing industry in Chengdu and Changsha and the adverse impact from COVID-19 pandemic across the mainland China, they experienced a decrease of over 90% in the number of newly facilitated automobiles during the year ended March 31, 2021 as compared with last year, and kept decreasing in the six months ended September 30, 2021.

The management and guarantee services of Hunan Ruixi and Jinkailong are provided to online ride-hailing drivers after the delivery of automobiles, covering (i) management services including, without limitation, ride-hailing driver training, assisting with purchase of insurances, insurance claims and after-sale automobile services, handling traffic violations and other consulting services; and (ii) guarantee services for the obligations of online ride-hailing drivers under their financing arrangement with financial institutions. The management and guarantee fees are based on the costs of our services and the results of our credit assessment of the automobile purchasers.

As of September 30, 2021, the maximum contingent liabilities our operating entities would be exposed to was approximately $10.8 million (including approximately $23,000 related to the discontinued P2P business), assuming all the automobile purchasers were in default, which may cause an increase in guarantee expense and cash outflow in financing activities. As of September 30, 2021, approximately $5.4 million, including interests of $326,000, due to financial institutions, of all the automobile purchases we serviced were past due.

Hunan Ruixi and Jinkailong have established collaborations with a number of financial institutions in China, including commercial banks, financial leasing companies as well as online peer-to-peer lending platforms, which finance the purchase of automobiles by our automobile purchasers through the Financing Agreements. During the six months ended September 30, 2021, due to our shift on business focus, they did not engage new financial institutions for our Auto have Financing and Transaction Facilitation.

Auto Transaction Facilitation Services

Through Hunan Ruixi and Jinkailong, we also facilitate automobile purchase transactions between dealers, our cooperative third party sales teams and the automobile purchasers, primarily online ride-hailing drivers. Hunan Ruixi and Jinkailong also provide a series of services for the purchasers throughout the automobile purchase transaction process, including registration of license plates and permits from the relevant government authorities, insurance facilitation and assistance with applications to financial institutions to finance the purchase. The service fees are based on the sales price of the automobiles and relevant services provided. As we have shifted our business focus to automobile leasing, facilitation fees from automobile transaction were minimal in our revenue constitution during the six months ended September 30,2021

Since November 22, 2018, the acquisition date of Hunan Ruixi, and as of September 30, 2021, the operating entities have facilitated financing for an aggregate of 1,687 automobiles with a total value of approximately $25.9 million, sold an aggregate of 1,422 automobiles with a total value of approximately $13.8 million and delivered approximately 2,417 automobiles under operating leases and 131 automobiles under financing leases to customers, the vast majority of whom are online ride-hailing drivers.

The table below provides a breakdown of the number of vehicles sold or delivered under different leasing arrangements or managed/guaranteed by the operating entities and corresponding revenue generated for the three and six months ended September 30, 2021 and 2020:

	Three Months Ended September 30				Six Months Ended September 30
	2021		2020		2021		2020
	Number of	Revenue	Number of	Revenue	Number of	Revenue	Number of	Revenue
	Vehicles	(Approximate)	Vehicles	(Approximate)	Vehicles	(Approximate)	Vehicles	(Approximate)
Operating Leases	2,036	$2,008,000	442	$788,000	2,085	$3,493,000	512	$1,196,000
Financing Leases	131	$30,000	122	$62,000	131	$76,000	122	$104,000
Sales		—	12	$84,000		—	35	$424,000
Facilitation		—	12	$75,000		—	54	$162,000
Other Services	>1,500	$260,000	>2,500	$381,000	>1,800	$537,000	>2,500	$651,000

The operating leases, automobile management services and auto financial leasing accounted for approximately 85.1%, 2.5% and 1.9% of our total revenue from the automobile transactions and related services, respectively, for the six months ended September 30, 2021, while the operating leases, auto sales, automobile management services, auto financing and transaction facilitation, and auto financial leasing accounted for approximately 47.2%, 16.7%, 10.8%, 6.4% and 4.1% for the six months ended September 30, 2020, respectively.

Ride-Hailing Platform Services

As part of our goal to provide an all-encompassing solution for online ride-hailing drivers as well as to increase our competitive strengths in an increasingly competitive online ride-hailing industry and to take advantage of the market potential, in October 2020, we, through XXTX, began operating an online ride-hailing platform in Chengdu. The platform (called Xixingtianxia) was owned and operated by XXTX, of which Senmiao Consulting acquired a 78.74% equity interest pursuant to a supplementary agreement to XXTX Investment Agreement with all the original shareholders of XXTX on February 5, 2021 (the “XXTX Increase Investment Agreement”).

Pursuant to the XXTX Increase Investment Agreement, Senmiao Consulting agreed to make an investment of RMB 40 million (approximately $6 million) in XXTX in cash in exchange for a 78.74% equity interest in XXTX. The registration procedures for the change in shareholders and registered capital of XXTX were completed on March 19, 2021.

On October 22, 2021, Senmiao Consulting further entered into a Share Swap Agreement (the “Share Swap Agreement”), pursuant to which the Senmiao Consulting shall acquire all of the remaining equity interests the original shareholders hold in XXTX at a total purchase price of $3.5 million, payable in the Company’s shares of common stock, par value $0.0001 per share (the “Common Stock”) at a per share price of the average closing price of a share of Common Stock reported on the Nasdaq Capital Market for ten (10) trading days immediately preceding the date of the Share Swap Agreement. On November 9, 2021, the issuance of 5,331,667 shares of the Company’s common stock for this transaction has been completed and the record-filing of the local PRC government is expected to be completed within December 2021. Upon the completion of the transaction, Senmiao Consulting shall hold 100% equity interest in XXTX.

As the date of this prospectus, Senmiao Consulting has made a cumulative capital contribution of RMB 33.2 million (approximately $5.1 million) to XXTX and the remaining amount is expected to be paid before December 31, 2022.

XXTX operates Xixingtianxia and holds a national online reservation taxi operating license. The platform is presently servicing online ride-hailing drivers in 12 cities in China, including Chengdu, Changsha, Guangzhou and so on, providing them with a platform to view and take customer orders for rides. XXTX currently collaborates with Gaode Map a well-known aggregation platform in China on our ride-hailing platform services. XXTX also entered into a cooperation agreement with a top online ride-hailing platform in June 2021. Under the collaboration, when a rider using the platform searches for taxi/ride-hailing services on the aggregation platform, the platform provides such rider a number of online ride-hailing platforms for selection, including ours and if XXTX’s platform is selected by the rider, the order will then be distributed to registered drivers on our platform for viewing and acceptance. The rider may also simultaneously select multiple online ride-hailing platforms in which case, the aggregation platform will distribute the requests to different online ride-hailing platforms which they cooperate with, based on the number of available drivers using the platform in a certain area and these drivers’ historical performance, among other things. XXTX generates revenue from providing services to online ride-hailing drivers to assist them in providing transportation services to the riders looking for taxi/ride-hailing services. XXTX earns commissions for each completed order as the difference between an upfront quoted fare and the amount earned by a driver based on actual time and distance for the ride charged to the rider. XXTX settles its commissions with the aggregation platforms on a weekly basis.

Meanwhile, in order to strengthen the market position in certain cities, XXTX’s collaboration model with Meituan has been changed from the one the same as Gaode, to the one focusing on automobile operating lease and drivers’ management services since August 2021. Since early August 2021, Jinkailong signed a new contract with an affiliate of Meituan, whereby the online ride-hailing requests and orders shall be completed on Meituan’s platform utilizing our network of cars and drivers. Jinkailong earns rental income from drivers and earns commissions from Meituan in the future.

Transaction Process

The following chart illustrates our typical process of XXTX’s ride-hailing platform services:

The acquisition of XXTX has brought us a new stream of revenue and enhanced the goal of providing an all-encompassing solution for online ride-hailing drivers. Xixingtianxia was launched in specific markets within Chengdu in late October 2020, focusing on current driver customers. During the six months ended September 30, 2021, XXTX has expanded marketing of the ride-hailing platform to a larger pool of potential drivers and riders in Chengdu, Changsha, Guangzhou and another six cities through cooperation with certain local car rental companies and through offering attractive incentives and awards to drivers.

During the six months ended September 30, 2021, approximately 12.4 million rides with gross fare of approximately $38.0 million were completed through Xixingtianxia and an average of over 19,900 ride-hailing drivers completed rides and earned income through Xixingtianxia (the “Active Drivers”) each month. XXTX plans to expand the driver base for the platform and automobile rental business while strengthening the royalty of the drivers who both lease its cars and use the platform while expanding. During the six months ended September 30, 2021, XXTX earned online ride-hailing platform service fees of $600,298, netting off approximately $3.1 million incentives paid to Active Drivers.

The Company intends to focus on drivers who currently finance or lease vehicles through Hunan Ruixi, Jinkailong and Corenel, but the platform is available to others. The Company plans to launch Xixingtianxia in more cities across China the next five years.

The Company previously operated an online lending platform in China through its VIE, Sichuan Senmiao Ronglian Technology Co., Ltd. (“Sichuan Senmiao”), which facilitated peer-to-peer (“P2P”) loan transactions between Chinese investors and individual and small-to-medium-sized enterprise borrowers. The online lending services business was ceased in October 2019.

The executive offices are located in Chengdu City, Sichuan Province, China. Substantially all of the operations are conducted in China.

Corporate History

Senmiao Technology Limited was incorporated in the State of Nevada on June 8, 2017. It established a wholly owned subsidiary, Senmiao Consulting in China in July 2017. As of the date of this prospectus, Senmiao Consulting provides services to Sichuan Senmiao, one of our VIEs, pursuant to the VIE Agreements as defined below.

Sichuan Senmiao was established in China in June 2014. It has entered into a series of contractual arrangements (the “VIE Agreements”) with Sichuan Senmiao and each of its equity holders through Senmiao Consulting to obtain control and become the primary beneficiary of Sichuan Senmiao. The contractual arrangements have been in place since the establishment of Senmiao Consulting (the “Restructuring”).

On September 25, 2016, Sichuan Senmiao acquired a P2P platform (including website, internet content provider (“ICP”) registration, operating systems, servers, management system, employees and users) from Sichuan Chenghexin Investment and Asset Management Co., Ltd. (“Chenghexin”), which had established and operated the platform for two years prior to our acquisition (the “Acquisition”), for a total cash consideration of RMB 69,690,000 (approximately $10.1 million). Prior to the Acquisition, Sichuan Senmiao was a holding company that owned a 60% equity interest in an equity investment fund management company. Sichuan Senmiao sold its 60% equity interest for a cash consideration of RMB 60 million (approximately $8.9 million) immediately following the Acquisition, in order to focus on the online marketplace lending business. We ceased the online lending services business in October 2019.

On November 21, 2018, Senmiao Technology Limited entered into an Investment and Equity Transfer Agreement (the “Investment Agreement”) with Hunan Ruixi and all the shareholders of Hunan Ruixi, pursuant to which we acquired an aggregate of 60% of the equity interest of Hunan Ruixi for no consideration. Senmiao Technology Limited closed the acquisition on November 22, 2018 and agreed to make a cash contribution of $6,000,000 to Hunan Ruixi, representing 60% of its registered capital, in accordance with the Investment Agreement. Senmiao Technology Limited has made the full cash contributions (in the aggregate amount of $6,000,000) to Hunan Ruixi. Hunan Ruixi holds a business license for automobile sales and financial leasing and has been engaged in automobile financial leasing services and automobile sales since March 2019 and January 2019, respectively.

Hunan Ruixi has a wholly owned subsidiary, Ruixi Leasing, a PRC limited liability company formed in April 2018 with a registered capital of RMB 10 million (approximately $1.5 million). Ruixi Leasing is licensed to engage in automobile sales and leasing and has not commenced operations as of the date of this prospectus.

Hunan Ruixi also owns 35% equity interest in Jinkailong and control the remaining 65% equity interest through two voting agreements with another four shareholders of Jinkailong. Jinkailong is an automobile transaction and related services company in Chengdu City, Sichuan Province, China, which primarily targets drivers in the ride-hailing service sector, focus on automobile operating lease, and facilitates sales and financing transactions for its clients and provides relevant after-transaction services to them.

In May 2019, Senmiao Technology Limited formed Yicheng Financial Leasing Co., Ltd. (“Yicheng”), a PRC limited liability company and wholly owned subsidiary of us, with a registered capital of $50 million in Chengdu City, Sichuan Province, China. Yicheng obtained its business licenses for automobiles sale and financial leasing and has engaged in the sales of automobiles since June 2019. As of the date of this prospectus, Senmiao Technology Limited has made contributions in the aggregate amount of $5,650,000 to Yicheng.

On September 11, 2020, Senmiao Consulting entered into an Investment Agreement relating to XXTX with all the original shareholders of XXTX, pursuant to which Senmiao Consulting would make an investment of RMB 3.16 million (approximately $0.5 million) in XXTX in cash and obtain a 51% equity interest accordingly. On October 23, 2020, the registration procedures for the change in shareholders and registered capital were completed and XXTX became a majority owned subsidiary of Senmiao Consulting. In February 2021, the registered capital of XXTX is increased to RMB 50.8 million (approximately $7.8 million) pursuant to a supplemental agreement signed by all shareholders of XXTX. Senmiao Consulting shall pay another investment amounted to RMB 36.84 million (approximately $5.7 million) in cash in exchange of additional 27.74% of XXTX’s equity interest. On October 22, 2021, Senmiao Consulting further entered into a Share Swap Agreement (the “Share Swap Agreement”), pursuant to which the Senmiao Consulting shall acquire all of the remaining equity interests from the original shareholders of XXTX at a total purchase price of $3.5 million, payable in the Company’s shares of common stock at a per share price of the average closing price of a share of common stock reported on the Nasdaq Capital Market for ten (10) trading days immediately preceding the date of the Share Swap Agreement. On November 9, 2021, the issuance of 5,331,667 shares of the Company’s common stock for this transaction has been completed and the record-filing of the local PRC government is expected to be completed within December 2021. As of the date of this prospectus, Senmiao Consulting has made a cumulative capital contribution of RMB 33.2 million (approximately $5.1 million) to XXTX and the remaining amount is expected to be paid before December 31, 2022. As of the date of this prospectus, 2021, XXTX had eight wholly owned subsidiaries and only one of them has operations.

In December 2020, Senmiao Consulting formed a wholly owned subsidiary, Corenel, with a registered capital of RMB 10.0 million (approximately $1.6 million) in Chengdu City, Sichuan Province. Corenel has engaged in automobile operating lease since March 2021.

In December 2020, Hunan Ruixi and a third party jointly formed a subsidiary, Chengdu Xichuang Technology Service Co., Ltd. (“Xichuang”), with a registered capital of RMB 200,000 (approximately $32,000) in Chengdu City, Sichuan Province. Hunan Ruixi holds 70% of the equity interests of Xichuang. In August 2021, Hunan Ruixi signed an equity transfer agreement with another shareholder of Xichuang. Pursuant to the equity transfer agreement, another shareholder of Xichuang would transfer 30% of its shares to Hunan Ruixi for free.

In April 2021, we formed Senmiao Technology (Hong Kong), Ltd. (“Senmiao HK”), a limited liability company with a registered capital of $10,000 in Hong Kong. We hold 99.99% of the equity interests of Senmiao HK.

Our Corporate Structure

The following diagram illustrates the Company’s corporate structure, including its subsidiaries, and VIEs, as of the date of this prospectus:

VIE Agreements with Sichuan Senmiao

According to the VIE Agreements, Sichuan Senmiao is obligated to pay Senmiao Consulting service fees equal to its net income. Sichuan Senmiao’s entire operations are controlled by the Company. There are no unrecognized revenue-producing assets that are held by Sichuan Senmiao. Although the Company discontinued Sichuan Senmiao’s online P2P lending services business commencing in October 2019, the VIE Agreements remain in place, and such agreements are described in detail below:

Equity Interest Pledge Agreement

Senmiao Consulting, Sichuan Senmiao and all the shareholders of Sichuan Senmiao (the “Sichuan Senmiao Shareholders”) entered into an Equity Interest Pledge Agreement, pursuant to which the Sichuan Senmiao Shareholders pledged all of their equity interest in Sichuan Senmiao to Senmiao Consulting in order to guarantee the performance of Sichuan Senmiao’s obligations under the Exclusive Business Cooperation Agreement as described below. During the term of the pledge, Senmiao Consulting is entitled to receive any dividends declared on the pledged equity interest of Sichuan Senmiao. The Equity Interest Pledge Agreement terminates when all contractual obligations under the Exclusive Business Cooperation Agreement have been fully performed.

Exclusive Business Cooperation Agreement

Pursuant to an Exclusive Business Cooperation Agreement entered by and among the Company, Senmiao Consulting, Sichuan Senmiao and each of Sichuan Senmiao Shareholders, Senmiao Consulting will provide Sichuan Senmiao with complete technical support, business support and related consulting services for 10 years ended September 18, 2027. The Sichuan Senmiao Shareholders and Sichuan Senmiao will not engage any third party for the same or similar consultation services without Senmiao Consulting’s prior consent. Further, the Sichuan Senmiao Shareholders are entitled to receive an aggregate of 20,250,000 shares of common stock of the Company under the Exclusive Business Cooperation Agreement. Senmiao Consulting may terminate the Exclusive Business Cooperation Agreement at any time upon prior written notice to Sichuan Senmiao and the Sichuan Senmiao Shareholders.

Exclusive Option Agreement

Pursuant to an Exclusive Option Agreement entered by and among Senmiao Consulting, Sichuan Senmiao and the Sichuan Senmiao Shareholders, the Sichuan Senmiao Shareholders have granted Senmiao Consulting an exclusive option to purchase at any time their equity interests in Sichuan Senmiao at a purchase price equal to the capital paid by the Sichuan Senmiao Shareholders in whole or at a pro-rated price for any partial purchase. The Exclusive Option Agreement terminates after 10 years ending September 18, 2027 but can be renewed by Senmiao Consulting at its discretion.

Powers of Attorney

Each of the Sichuan Senmiao Shareholders has signed a power of attorney (the “Power of Attorney”), pursuant to which, each of the Sichuan Senmiao Shareholders has authorized Senmiao Consulting to act as his or her exclusive agent and attorney with respect to all rights of such individual as a shareholder of Sichuan Senmiao, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights that shareholders are entitled to under PRC laws and the Articles of Association of Sichuan Senmiao, including but not limited to voting, sale, transfer, pledge and disposition of the equity interests of Sichuan Senmiao; and (c) designating and appointing the legal representative, chairperson, director, supervisor, chief executive officer and other senior management members of Sichuan Senmiao. The Power of Attorney has the same term as the Exclusive Option Agreement.

Timely Report Agreement

The Company and Sichuan Senmiao entered into a Timely Report Agreement, pursuant to which, Sichuan Senmiao agrees to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can make necessary filings to the U.S. Securities and Exchange Commission (“SEC”) and other regulatory reports in a timely fashion.

The Company has concluded that it should consolidate the financial statements with Sichuan Senmiao because it is Sichuan Senmiao’s primary beneficiary based on the Power of Attorney from the Sichuan Senmiao Shareholders, who assigned their rights as shareholders of Sichuan Senmiao to Senmiao Consulting, the Company’s wholly-owned subsidiary. These rights include, but are not limited to, attending shareholders’ meetings, voting on matters submitted for shareholder approval and appointing legal representatives, directors, supervisors and senior management of Sichuan Senmiao. As a result, the Company, through Senmiao Consulting, is deemed to hold all of the voting equity interests in Sichuan Senmiao. Pursuant to Exclusive Business Cooperation Agreement, Senmiao Consulting shall provide complete technical support, business support and related consulting services for 10 years. Though not explicit in the VIE Agreements, the Company may provide financial support to Sichuan Senmiao to meet its working capital requirements and capitalization purposes. The terms of the VIE Agreements and the Company’s plan to provide financial support to Sichuan Senmiao were considered in determining that the Company is the primary beneficiary of Sichuan Senmiao. Accordingly, the financial statements of Sichuan Senmiao are consolidated in the accompanying consolidated financial statements.

Voting Agreements with Jinkailong’s Other Shareholders

Hunan Ruixi entered into two voting agreements signed in August 2018 and February 2020, respectively, as amended (the “Voting Agreements”), with Jinkailong and other Jinkailong’s shareholders holding an aggregate of 65% equity interests and obtained 35% equity interests in Jinkailong. Pursuant to the Voting Agreements, all other Jinkailong’s shareholders will vote in concert with Hunan Ruixi on all fundamental corporate transactions in the event of a disagreement for periods of 20 years and 18 years, respectively, ending on August 25, 2038.

We have consolidated the financial statements of Jinkailong into our financial statements because we are Jinkailong’s primary beneficiary based on the Voting Agreements. Though not explicit in the Voting Agreements by and among Jinkailong, Hunan Ruixi, and other shareholders of Hunan Ruixi, we may provide financial support to Jinkailong to meet its working capital requirements and capitalization purposes. The terms of the Voting Agreements and our plan to provide financial support to Jinkailong were considered in determining that we are the primary beneficiary of Jinkailong. Accordingly, we have determined that Jinkailong is a VIE and the financial statements of Jinkailong are consolidated in our consolidated financial statements. Although we are able to consolidate the financial statements of Jinkailong, we are only entitled to distribution of dividends and assets based on our ownership of 35% of the equity interest of Jinkailong.

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entity, and any eliminating adjustments separately - as of and for the years ended March 31, 2021 and 2020.

Consolidating Statements of Income Information

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the subsidiaries, the consolidated variable interest entities, and any eliminating adjustments separately - as of and for the six months ended September 30, 2021 and 2020.

Condensed Consolidating Statements of Operations:

	Six Months Ended September 30, 2021
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated
Revenues	$-	$2,851,320	$3,741,894	$(1,887,230)	$4,705,984
Cost of revenues	-	(4,324,283)	(3,471,827)	1,148,455	(6,647,655)
Gross profit (loss)	-	(1,472,963)	270,067	(738,775)	(1,941,671)
Operating expenses	(824,797)	(4,373,626)	(2,343,865)	604,408	(6,937,880)
Loss from operations	(824,797)	(5,846,589)	(2,073,798)	(134,367)	(8,879,551)
Other income (expense), net	1,664,593	(63,383)	(230,646)	16,437	1,387,001
Income (loss) before income taxes	839,796	(5,909,972)	(2,304,444)	(117,930)	(7,492,550)
Income tax expense	-	(11)	-	-	(11)
Net income (loss)	839,796	(5,909,983)	(2,304,444)	(117,930)	(7,492,561)
Less: net loss attributable to non-controlling interests	-	1,077,357	586,515	-	1,663,872
Net income (loss) attributable to stockholders	$839,796	$(4,832,626)	$(1,717,929)	$(117,930)	$(5,828,689)

	Six Months Ended September 30, 2020*
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated
Revenues	$-	$1,061,307	$1,768,693	$(292,688)	$2,537,312
Cost of revenues	-	(708,929)	(1,358,223)	272,381	(1,794,771)
Gross profit	-	352,378	410,470	(20,307)	742,541
Operating expenses	(1,144,440)	(762,914)	(2,981,007)	17,432	(4,870,929)
Loss from operations	(1,144,440)	(410,536)	(2,570,537)	(2,875)	(4,128,388)
Other income (expense), net	(412,789)	263,622	(607,163)	-	(756,330)
Loss before income taxes	(1,557,229)	(146,914)	(3,177,700)	(2,875)	(4,884,718)
Income tax expense	-	(866)	(6,111)	-	(6,977)
Net loss	(1,557,229)	(147,780)	(3,183,811)	(2,875)	(4,891,695)
Less: net loss attributable to non-controlling interests	-	122,541	685,704	-	808,245
Net loss attributable to stockholders	$(1,557,229)	$(25,239)	$(2,498,107)	$(2,875)	$(4,083,450)

*The information represent the operation results from the continuing operations as the ones from discontinued operations was immaterial to the Company.

Condensed Consolidating Statements of Cash Flows Information:

	Six Months Ended September 30, 2021
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated
Net cash provided by / (used in) operating activities from continuing operations	$(793,667)	$(4,397,146)	$568,189	$-	$(4,622,624)
Net cash used in operating activities from discontinued operations	-	-	(1,382,239)	-	(1,382,239)
Net cash used in investing activities	(6,580,000)	(3,319,602)	(1,393)	7,760,000	(2,140,995)
Net cash provided by financing activities	5,793,068	6,580,000	826,423	(7,760,000)	5,439,491
Effect of exchange rate changes on cash and cash equivalents	-	24,396	-	-	24,396
Net increase (decrease) in cash and cash equivalents	$(1,580,599)	$(1,112,352)	$10,980	$-	$(2,681,971)

	Six Months Ended September 30, 2020
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated
Net cash provided by (used in) operating activities from continuing operations	$(1,281,120)	$(166,725)	$1,283,435	$-	$(164,410)
Net cash used in operating activities from discontinued operations	-	-	(1,131,564)	-	(1,131,564)
Net cash used in investing activities	(1,176,400)	(695,972)	(71)	1,852,800	(19,643)
Net cash provided by financing activities	4,483,811	1,176,400	981,938	(1,852,800)	4,789,349
Effect of exchange rate changes on cash and cash equivalents	-	76,259	-	-	76,259
Net increase in cash and cash equivalents	$2,026,291	$389,962	$1,133,738	$-	$3,549,991

Condensed Consolidating Balance Sheets Information:

	As of September 30, 2021
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$29,179	$1,591,169	$145,756	$-	$1,766,104
Accounts receivable, net, current portion	-	389,752	425,694	(42,182)	773,264
Inventories	-	280,744	-	(64,254)	216,490
Finance lease receivables, net, current portion	-	458,853	-	-	458,853
Prepayments, other receivables and other assets, net	163,813	2,379,762	1,787,915	(384,206)	3,947,284
Other receivable - intercompany	22,579,056	20,458,616	2,597,441	(45,635,113)	-
Due from related parties	5,827,163	161,537	44,060	(5,988,700)	44,060
Current assets - discontinued operations	-	-	219,759	(180,752)	39,007
Total current assets	28,599,211	25,720,433	5,220,625	(52,295,207)	7,245,062

Property and equipment, net
Property and equipment, net	-	5,035,274	338,847	(15,395)	5,358,726
Total property and equipment, net	-	5,035,274	338,847	(15,395)	5,358,726

Other assets
Operating lease right-of-use assets, net	-	182,269	228,429	-	410,698
Operating lease right-of-use assets, net, related parties	-	625,596	7,730	-	633,326
Financing lease right-of-use assets, net	-	488,504	2,435,175	-	2,923,679
Intangible assets, net	637,500	114,360	-	146,348	898,208
Accounts receivable, net, noncurrent	-	10,606	27,891	-	38,497
Finance lease receivables, net, noncurrent	-	194,167	-	-	194,167
Total other assets	637,500	1,615,502	2,699,225	146,348	5,098,575

Total assets	$29,236,711	$32,371,209	$8,258,697	$(52,164,254)	$17,702,363

LIABILITIES AND EQUITY (DEFICIENCY)
Current liabilities
Borrowings from financial institutions	-	-	591,712	-	591,712
Accounts payable	-	178,057	-	-	178,057
Advances from customers	-	110,977	122,068	-	233,045
Income tax payable	-	160	17,695	-	17,855
Accrued expenses and other liabilities	61,475	2,745,642	3,748,576	-	6,555,693
Other payable - intercompany	-	13,211,098	7,755,858	(20,966,956)	-
Due to related parties and affiliates	-	-	1,297,595	-	1,297,595
Operating lease liabilities	-	46,078	25,575	-	71,653
Operating lease liabilities - related parties	-	399,768	5,229	-	404,997
Financing lease liabilities	-	428,785	4,569,615	-	4,998,400
Derivative liabilities	3,147,206	-	-	-	3,147,206
Current liabilities - discontinued operations	-	-	644,535	-	644,535
Total current liabilities	3,208,681	17,120,565	18,778,458	(20,966,956)	18,140,748

Other liabilities
Borrowings from financial institutions, noncurrent	-	-	24,276	6,206	30,482
Operating lease liabilities, non-current	-	68,980	204,284	-	273,264
Operating lease liabilities, non-current - related parties	-	352,863	2,731	-	355,594
Financing lease liabilities, non-current	-	59,719	1,357,655	-	1,417,374
Deferred tax liability	-	-	-	45,734	45,734
Total other liabilities	-	481,562	1,588,946	51,940	2,122,448

Total liabilities	3,208,681	17,602,127	20,367,404	(20,915,016)	20,263,196

Stockholders’ equity (deficiency)
Common stock	5,545	-	-	-	5,545
Additional paid-in capital	43,136,098	-	-	-	43,136,098
Accumulated deficit	(3,674,883)	(10,997,014)	(30,427,107)	5,205,394	(39,893,610)
Other equities	(13,438,730)	25,766,096	18,318,400	(36,454,632)	(5,808,866)

Total equity (deficiency)	26,028,030	14,769,082	(12,108,707)	(31,249,238)	(2,560,833)

Total liabilities and equity (deficiency)	$29,236,711	$32,371,209	$8,258,697	$(52,164,254)	$17,702,363

	As of March 31, 2021
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$1,609,778	$2,703,521	$134,776	$-	$4,448,075
Accounts receivable, net, current portion	-	505,277	935,165	(3,247)	1,437,195
Inventories	-	143,736	-	(15,803)	127,933
Finance lease receivables, net, current portion	-	541,605	-	-	541,605
Prepayments, other receivables and other assets, net	136,903	2,766,040	1,245,330	(242,995)	3,905,278
Other receivable - intercompany	1,800,024	10,140,738	1,815,250	(13,756,012)	-
Due from related parties	5,756,933	161,730	39,572	(5,918,663)	39,572
Current assets - discontinued operations	-	-	571,172	(177,824)	393,348
Total current assets	9,303,638	16,962,647	4,741,265	(20,114,544)	10,893,006

Property and equipment, net
Property and equipment, net	-	3,263,286	448,636	(11,775)	3,700,147
Property and equipment, net - discontinued operations	-	-	5,592	-	5,592
Total property and equipment, net	-	3,263,286	454,228	(11,775)	3,705,739

Other assets
Operating lease right-of-use assets, net	-	233,751	265,470	-	499,221
Operating lease right-of-use assets, net, related parties	-	570,471	9,896	-	580,367
Financing lease right-of-use assets, net	-	577,079	4,201,693	-	4,778,772
Intangible assets, net	675,000	129,519	-	163,612	968,131
Goodwill	-	-	-	135,388	135,388
Accounts receivable, net, noncurrent	-	61,943	207,240	-	269,183
Finance lease receivables, net, noncurrent	-	473,472	-	-	473,472
Total other assets	675,000	2,046,235	4,684,299	299,000	7,704,534

Total assets	$9,978,638	$22,272,168	$9,879,792	$(19,827,319)	$22,303,279

LIABILITIES AND EQUITY (DEFICIENCY)
Current liabilities
Borrowings from financial institutions	-	-	310,662	-	310,662
Accounts payable	-	44,769	-	-	44,769
Advances from customers	-	110,173	45,413	-	155,586
Income tax payable	-	-	17,408	-	17,408
Accrued expenses and other liabilities	-	2,905,199	3,750,393	-	6,655,592
Other payable - intercompany	-	7,026,506	6,895,543	(13,922,049)	-
Due to related parties and affiliates	-	-	352,827	-	352,827
Operating lease liabilities	-	109,813	99,831	-	209,644
Operating lease liabilities - related parties	-	238,737	4,989	-	243,726
Financing lease liabilities	-	358,135	4,814,808	-	5,172,943
Derivative liabilities	1,278,926	-	-	-	1,278,926
Current liabilities - discontinued operations	-	-	2,372,652	(35,791)	2,336,861
Total current liabilities	1,278,926	10,793,332	18,664,526	(13,957,840)	16,778,944

Other liabilities
Borrowings from financial institutions, noncurrent	-	-	38,857	6,105	44,962
Operating lease liabilities, non-current	-	95,886	167,822	-	263,708
Operating lease liabilities, non-current - related parties	-	337,699	3,850	-	341,549
Financing lease liabilities, non-current	-	218,944	2,037,609	-	2,256,553
Deferred tax liability	-	-	-	44,993	44,993
Total other liabilities	-	652,529	2,248,138	51,098	2,951,765

Total liabilities	1,278,926	11,445,861	20,912,664	(13,906,742)	19,730,709

Stockholders’ equity (deficiency)
Common stock	4,978	-	-	-	4,978
Additional paid-in capital	40,755,327	-	-	-	40,755,327
Accumulated deficit	(4,514,679)	(5,087,031)	(28,122,663)	3,659,452	(34,064,921)
Other equities	(27,545,914)	15,913,338	17,089,791	(9,580,029)	(4,122,814)
Total equity (deficiency)	8,699,712	10,826,307	(11,032,872)	(5,920,577)	2,572,570

Total liabilities and equity (deficiency)	$9,978,638	$22,272,168	$9,879,792	$(19,827,319)	$22,303,279

Cash Transfer and Dividend Payment

None of our subsidiaries and VIEs have issued any dividends or distributions to respective holding companies, or to any investors as of the date of this prospectus. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In the future, cash proceeds raised from overseas financing activities, including the cash proceeds from the exercise of the warrants by the selling stockholders referenced in this prospectus, may be transferred to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Hunan Ruixi then will transfer funds to Jinkailong, and Senmiao Consulting will transfer funds to XXTX and Sichuan Senmiao, respectively, to meet the capital needs of their business operations.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. All of our subsidiaries’ and the VIE’s income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from The State Administration of the Foreign Exchange (“SAFE”) in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Cash dividends, if any, on our common stock will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. As of the date of this prospectus, we have not made any dividends nor distributions to any U.S. investors.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and the VIEs for working capital and other funding purposes, we may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

Market Opportunity and Government Regulations in China

Online Ride-hailing Platform Services

The demand for XXTX’s services depends on overall market conditions of the online ride-hailing industry in China. The continuous growth of the urban population places increasing pressure on the urban transportation and the improvement of living standards has increased the market demand for quality travel in China. Traditional taxi service is limited, and the merging online platforms have created good opportunities for the development of the online ride-hailing service market. Based on the monitoring of China E-Commerce Research Center, the number of online ride-hailing service users had reached 333 million by the end of 2018, increased by 16% from 2017. According to Bain & Company, the transaction value of China’s online ride-hailing market in 2017 was larger than the total of the rest of the world. It estimated that by 2021, the total transaction value of China’s online ride-hailing market will reach $60 billion. The online ride-hailing industry is facing increasing competition in China and is attracting more capital investment. According to the MOT of the People’s Republic of China, as of October 31, 2021, approximately 251 online ride-hailing platforms have obtained booking taxi operating licenses and the total volume of online ride-hailing orders was approximately 692 million in October 2021 in China. Meanwhile, approximately 1.46 million online booking taxi transportation certificates and approximately 3.8 million online booking taxi driver’s licenses were issued nationwide in China. According to the 47th Statistical Report on Internet Development published in February 2021, by the end of December 2020, the number of passengers of online ride-hailing in China was approximately 365 million, took approximately 36.9% of the total number of Chinese internet users. Since 2019, in addition to the traditional online ride-hailing platforms, automobile manufacturers, offline operation service companies, financial and map service providers, among others, have built cooperation relationships with each other to make the online ride-hailing industry a more aggregated industry.

The online ride-hailing industry may also be affected by, among other factors, the general economic conditions in China. The interest rates and unemployment rates may affect the demand of ride-hailing services and automobile purchasers’ willingness to seek credit from financial institutions. Adverse economic conditions could also reduce the number of qualified automobile purchasers and online ride-hailing drivers seeking credit from the financial institutions, as well as their ability to make payments. Should any of those negative situations occur, the volume and value of the automobile transactions we service will decline, and our revenue and financial condition will be negatively impacted.

In order to manage the rapidly growing ride-hailing service market and control relevant risks, on July 27, 2016, seven ministries and commissions in China, including the MOT, jointly promulgated the “Interim Measures for the Administration of Online Taxi Booking Business Operations and Services” (“Interim Measures”) and amended on December 28, 2019, which legalizes online ride-hailing services such as Didi and requires the online ride-hailing services to meet the requirements set out by the measures and obtain taxi-booking service licenses and take full responsibility of the ride services to ensure the safety of riders.

On November 5, 2016, the Municipal Communications Commission of Chengdu City and a number of municipal departments jointly issued the “Implementation Rules for the Administration of Online Booking Taxi Management Services for Chengdu”, which was abolished and replaced by the updated version issued on July 26, 2021. On August 10, 2017, the Transportation Commission of Chengdu further issued the detailed guidance “Working Process for the Online Booking Taxi Drivers Qualification Examination and Issuance” and the “Online Booking Taxi Transportation Certificate Issuance Process.” According to these regulations and guidelines, three licenses /certificates are required for operating the online ride-hailing business in Chengdu: (1) the ride-hailing service platform such as Didi should obtain the online booking taxi operating license; (2) the automobiles used for online ride-hailing should obtain the online booking taxi transportation certificate (“automobile certificate”); (3) the drivers should obtain the online booking taxi driver’s license (“driver’s license”). Besides, all the new cars used for online ride-hailing should be NEVs.

On July 23, 2018, the General Office of Changsha Municipal People’s Government issued the “Detailed Rules for the Administration of Online Booking Taxi Management Services for Changsha.” On June 12, 2019, the Municipal Communications Commission of Changsha City further issued “Transfer and Registration Procedures of Changsha Online Booking of Taxi.” According to the regulations and guidelines, to operate a ride-hailing business in Changsha requires similar licenses in Chengdu, except those automobiles used for online ride-hailing services are required to meet certain standards, including that the sales price (including taxes) is over RMB 120,000 (approximately $17,000). In practice, Hunan Ruixi is also required to employ a safety administrator for every 50 automobiles used for online ride-hailing services and submit daily operation information of these automobiles such as traffic violation to the Transport Management Office of the Municipal Communications Commission of Changsha City every month.

In addition to the national online reservation taxi operating license, XXTX and its subsidiaries also obtained the online reservation taxi operating license in 12 cities, including Chengdu, Changsha, Guangzhou, Tai’an, Hezhou, two cities in Jiangsu Province and other seven cities in Sichuan Province from June 2020 to October 2021, to operate the online ride-hailing platform services. And Didi, the online ride-hailing platform with whom we cooperate for our automobile transaction and related services, obtained the online reservation taxi operating license in Chengdu and Changsha in March 2017 and July 2018, respectively.

However, approximately 52% of the ride-hailing drivers the Company served had not obtained the driver’s license as of September 30, 2021 while all of the cars used for online ride-hailing services which the Company provided management services to have the automobile certificate. Without requisite automobile certificate or driver’s license, these drivers may be suspended from providing ride-hailing services, confiscated their illegal income and subject to fines of up to 10 times of their illegal income. Starting in December 2019, Didi began to enforce such limitation on drivers in Chengdu who have a driver’s license but operate automobiles without the automobile certificate.

Furthermore, according to the Interim Measures, no enterprise or individual is allowed to provide information for conducting online ride-hailing services to unqualified vehicles and drivers. In December 2020, Chengdu Transportation Bureau has taken a series of investigations into actions violating the Interim Measures and imposed fines for such violations. Among the 226 cases, two cases involved drivers of our Xixingtianxia online ride-hailing platform who failed to obtain the ride-hailing driver’s licenses. As a result, XXTX was fined RMB 10,000. Pursuant to the Interim Measures, XXTX and its subsidiaries may be fined between RMB 5,000 to RMB 30,000 (approximately $776 to $4,654) for violations of the Interim Measures, including providing online ride-hailing platform services to unqualified drivers or vehicles. During the three and six months ended September 30, 2021, XXTX and its subsidiaries have been fined by approximately $79,000 and $166,000 by Traffic Management Bureaus in Chengdu and Changsha, respectively, of which, approximately $2,000 and $13,000, respectively, was further compensated by drivers or cooperated third parties. If XXTX and its subsidiaries are deemed in serious violation of the Interim Measures, our Online Ride-hailing Platform Services may be suspended and the relevant licenses may be revoked by certain government authorities.

We are in the process of assisting the drivers to obtain the required certificate and license both for our Automobile Transaction and Related Services and our Online Ride-hailing Platform Services. However, there is no guarantee that all of the drivers affiliated with us would be able to obtain all the certificates and licenses. Further, there is no assurance that each of the drivers who use our platform or the cars used by such drivers in providing ride-hailing services possess the requisite license or certificate. Our business and results of operations will be materially and adversely affected if our affiliated drivers are suspended from providing ride-hailing services or imposed substantial fines or if we are found to be in serious violation of the Interim Measures due to the drivers’ failure to obtain requite licenses and/or automobile certificates in connection with providing services through our platform.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi and two days later ordered that the company’s app be removed from smartphone app stores. We believe that our current operations are in compliance with the laws and regulations of the Chinese cybersecurity regulator. However, the Company’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

Financial Leasing

In September 2013, the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) issued the Administration Measures of Supervision on Financing Lease Enterprises (the “Leasing Measures”), to regulate and administer the business operations of financial leasing enterprises. According to the Leasing Measures, financial leasing enterprises are allowed to carry out financial leasing businesses in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financial leasing enterprises from engaging in financial businesses such as accepting deposits, and providing loans or entrusted loans. Without the approval from relevant authorities, financial leasing enterprises may not engage in inter-bank borrowing and other businesses. In addition, financial leasing enterprises are prohibited from carrying out illegal fund-raising activities in the name of financial leases. The Leasing Measures require financial leasing enterprises to establish and improve their financial and internal risk control systems, and a financial leasing enterprise’s risk assets may not exceed ten times that of its total net assets.

In April 2018, China Banking and Insurance Regulatory Commission (“CBIRC”) took over the authority over supervision of financing lease companies from MOFCOM.

On May 26, 2020, CBIRC issued the Interim Measures for Supervision and Administration of Financial Leasing Companies (the “Financial Leasing Measures”), which clarified the business scope, the scope of the leased property and the prohibited business or activity of the financial leasing company, as well as other business-related definitions, such as purchase, registration, retrieval and value management of financial leasing products. Financial leasing companies may conduct some or all of the following businesses: (1) financial leasing business; (2) leasing business; (3) purchase, disposal of residual value and repair of leased assets related to financial leasing and leasing business, consulting of the leasing transaction, receipt of leasing deposit; (4) transfer of financial leases or leased assets or acceptance of financial leases or leased assets transferred; (5) fixed income securities investment business. The measures have also discussed certain regulatory standards, including the proportion of financial leasing assets, the proportion of fixed income securities investment business, business concentration and so on. Financial leasing companies shall not conduct the following businesses or activities: (1) illegal fund-raising, acceptance or disguised acceptance of deposits; (2) extension of loans or entrusted loans; (3) placements with or from other financial leasing companies or in disguise; (4) financing or transferring assets through Internet Lending Information Intermediaries, private equity funds; (5) other businesses or activities prohibited by laws and regulations, the CBIRC and local financial regulatory authorities in provinces, autonomous regions and municipalities.

Financial leasing companies are required to comply with the following regulatory indicators: (1) degree of concentration of single client financing, meaning the balance of all financial leasing business of a financial leasing company to a single lessee shall not exceed 30% of its net assets; (2) degree of concentration of single group client financing, meaning the balance of all financial leasing business of a financial leasing company to a single group shall not exceed 50% of its net assets; (3) ratio of a single related client, meaning the balance of all financial leasing business of a financial leasing company to a related party shall not exceed 30% of its net assets; (4) ratio of all related parties, meaning the balance of all financial leasing business of a financial leasing company to all related parties shall not exceed 50% of its net assets, and (5) ratio of a single related shareholder, meaning the financing balance to a single shareholder and all its related parties shall not exceed the shareholder’s capital contribution in the financial leasing company, and at the same time meet the provisions of the measures on the ratio of a single related client. The CBIRC may make adjustments to the above indicators according to regulatory needs.

Financial leasing companies that were established before the implementation of the Interim Measures for the Supervision and Administration of Financial Leasing Companies are required meet the requirements stipulated in the Measures within the transition period prescribed by the provincial local financial supervision department. In principle, the transition period shall not exceed three years. Provincial local financial supervision departments can appropriately extend the transition period arrangement according to the actual situation of specific industries.

As the date of this prospectus, Hunan Ruixi and Yicheng have obtained the business pursuant to which, they are permitted to provide financial leasing business. Meanwhile, Hunan Ruixi, our proprietary financing lease subsidiary, has utilized its own capital to fund financing leases to automobile purchasers. However, Yicheng has not carried out any financial leasing business. Hunan Ruixi has not complied with all the requirements stipulated under the Financial Leasing Measures. Those two companies intend to rectify and to comply with all the requirements stipulated under the Financial Leasing Measure during the transition period, failing which, Hunan Ruixi and/or Yicheng cannot carry out financial leasing business. Those two companies are in the rectification to meet all the requiements.

Recent Developments

May 2021 Offering

On May 11, 2021, we entered into a securities purchase agreement with certain accredited investors in connection with a registered direct offering (the “May 2021 Offering”) of 5,531,916 shares of our common stock at a price of $1.175 per share for a purchase price of approximately $6,500,000. On May 13, 2021, we closed the May 2021 Offering. In connection with the May 2021 Offering, we also issued warrants to the investors to purchase a total of 5,531,916 shares of common stock at an exercise price of $1.05 per share. The warrants have a term of five years and are exercisable at any time on or after the issue date.

The shares and warrants sold in the May 2021 Offering were issued pursuant to a prospectus supplement filed with the SEC on May 11, 2021 to our effective shelf registration statement on Form S-3 (Registration No. 333-230397), which was initially filed with the SEC on March 19, 2019, and was declared effective on April 15, 2019.

We used all of the net proceeds for general corporate purposes, including automobile purchases, the costs of providing leasing and other automobile transaction services, including financial leasing, costs of developing other types of financing businesses, investments in other entities, costs of technology development, costs of new hires, capital expenditures, working capital and the costs of operating as a public company.

FT Global Capital, Inc. (“FT Global”) acted as the exclusive placement agent for the May 2021 Offering. Pursuant to a placement agency agreement between our company and FT Global dated May 11, 2021, FT Global received cash commission of approximately $487,500 and warrants which are exercisable into 414,894 shares of common stock at an exercise price of $1.05 per share and will expire on the fifth year anniversary of their issuance.

November 2021 Offering

On November 11, 2021, the Company completed a private placement (the “Private Placement”) of approximately $5 million with certain institutional investors. Pursuant to the securities purchase agreement, the Company sold its Series A Convertible Preferred Stock (the “Series A Preferred Stock”) to initially acquire up to an aggregate number of shares of common stock of the Company that equals to the number of shares of common stock to be issued upon conversion of the Preferred Shares at $0.68 per share (the “Initial Conversion Price”). The purchase price for the Preferred Shares was $1,000 per each Preferred Share.

Pursuant to the certificate of designations for the Series A Preferred Stock (the “COD”), at any time after the initial issuance date, each holder shall be entitled to convert any portion of the outstanding Preferred Shares held by such holder into shares of Common Stock (the “Conversion Shares”) at Initial Conversion Price, which shall be adjusted to the greater of $0.41 per share or 85% of the closing bid price of the Company’s Common Stock reported on the NASDAQ Capital Market on the Applicable Date.

As a result, the Company raised approximately $4.4 million, net of placement agent fees and other expenses, to support the Company’s working capital requirements. In connection with the Private Placement, the Company also issued warrants to the investors to purchase up to an aggregate number of shares of common stock that equals to the number of shares of common stock to be issued upon conversion of the Series A Preferred Stock at the Initial Conversion Price.

FT Global acted as the exclusive placement agent for the Private Placement and received a cash fee equal to 7.5% of the aggregate proceeds received by the Company in the Private Placement. In addition to the cash fees, the Company issued to FT Global warrants to purchase an aggregate of up to 7.5% of the aggregate number of the Conversion Shares. The placement agent warrants shall generally be on the same terms and conditions as the investor warrants, exercisable at a price of $0.68 per share, provided that placement agent warrants will not provide for certain anti-dilution protections included in the investor warrants.

Actual and Potential Impact of Ongoing Coronavirus (COVID-19) in China on Our Business

Beginning in late 2019, an outbreak of a novel strain of coronavirus and related respiratory illness (which we refer to as COVID-19) was first identified in China and has since spread rapidly globally. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China and globally. In March 2020, the WHO declared COVID-19 a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because all of our business operations and our workforce are concentrated in China (where the virus first originated), our operating companies’ business, results of operations and financial condition have been adversely affected.

Due to the lockdown policy and travel restrictions, the demand for ride-hailing services has been materially and adversely impacted in our areas of operation in China, which reduced the demand of our Automobile Transaction and Related Services. As a result, our revenue and income for the three months ended March 31, 2020 and the subsequent three months ended June 30, 2020 was negatively impacted to a significant extent. As the online ride-hailing markets in Chengdu and Changsha gradually recovered from the impact of COVID-19 since April 2020, we have witnessed the increasing trend on our revenue for the last three quarters in the year ended March 31, 2021. The revenue generated during the three and six months ended September 30, 2021 increased over 100% and 85.5%, respectively, as compared with the three and six months ended September 30, 2020.

Impact on the Automobile Transactions and Related Services

Our ability to collect the monthly installment payments from ride-hailing drivers during February and March 2020 was adversely impacted. Approximately 1,500 drivers delayed their monthly installments of February and March 2020, which resulted in a decrease in our monthly installment collection by $732,000 during February and March 2020. Since April 2020, the COVID-19 epidemic in China has been effectively controlled and the online ride-hailing markets in Chengdu and Changsha have been recovering. As of September 30, 2021, 1,305 drivers exited the online ride-hailing business and rendered their automobiles to us for sublease or sale while 79 drivers postponed their monthly installment payments. As a result, we recorded accumulated bad debt expenses of approximately $3,691,000. The average monthly installments during the three and six months ended September 30, 2021 increased approximately 3% and 6%, respectively, as compared with the same period in 2020. We will continue to closely monitor our collections.

Our daily cash flow has also been adversely impacted as a result of the unsatisfied collection from the online ride-hailing drivers and our potential guarantee expenditure pursuant to the financing agreements we guaranteed. Our cash flow will continue to be adversely impacted if local resurgence of COVID-19 cases incurs in Chengdu, Changsha and Guangzhou, which would have negative impact on the online ride-hailing market accordingly due to travel restriction. In addition, our automobile purchasers and lessees may be unable to generate sufficient income to make their monthly installment payments, which may create a significant risk of continuing default from our automobile purchasers or lessees. As a result, we may have to repay the defaulted amount as a guarantor or lose the monthly rental revenue. If we experience a widespread default by our automobile purchasers/lessees, our cash flow and results of operations will be materially and adversely affected. As a consequence, we could face shortfalls in liquidity without extra financing resources for the foreseeable future and lose the ability to grow our business or may even be required to scale down or restructure our operations.

In an effort to assist with our automobile purchasers, we negotiated with the financial institutions we cooperate with to extend the due dates for monthly payments that may be affected by the epidemic. Certain financial institutions agreed to grant a grace period of up to four months from February to May 2020 for qualified drivers.

Impact on the Ride-Hailing Platform Services

XXTX commenced the operation of its online ride-hailing platform since late October 2020 and has witnessed the decrease in online ride-hailing orders in mid-December 2020 and late July 2021, when Chengdu reported 14 and 6 confirmed COVID-19 cases, respectively, and fewer people took ride-hailing trips as a result. The average daily rides completed through our platform decreased by approximately 10% to 15% compared to that before the reporting of the new COVID-19 cases in Chengdu and recovered a week later as the new confirmed cases in Chengdu were fully under control. Consequently, the income of our Automobile Transaction and Related Services customers who ran their business through the Didi platform also decreased during this period. Similarly, in early January 2021, Beijing reported three confirmed COVID-19 cases and one asymptomatic case involving drivers for Didi, a major transportation network company, which also resulted in the decrease in orders in the Didi platform in Beijing. Since mid-May 2021 to June 2021, Guangzhou has reported a series of confirmed and asymptomatic COVID-19 cases, the local government has ensured concrete and effective measures to fight against the resurgence, including suspending some traffic activities in certain medium-risk and high-risk areas in Guangzhou. The average daily rides completed through our platform decreased by approximately 40% compared to that before the reporting of the new COVID-19 cases in Guangzhou.

Recent local resurgences of COVID-19 cases in some areas did not have material negative impacts on the economy of China, so we expect that the impact brought by potential COVID-19 cases in the future may be limited as China has established plans to rapidly contain the spread of COVID-19 cases and minimize related economic losses. We temporally closed our corporate headquarter to adhere to the lockdown policy in Chengdu from July 28 to August 11, 2021, as required by relevant Chengdu regulatory authorities as a countermeasure for the local resurgences of COVID-19 in late July 2021. Our employees were working in other offices and the closure of our headquarter did not have significant impact on our business operations during such period. We reopened our headquarter in Chengdu on August 12, 2021. However, if the epidemic in China deteriorates during the year ending March 31, 2022, large number of new confirmed COVID-19 cases in the regions where we operate our online ride-hailing platform may have significant negative impact on the demand for rides through online ride-hailing platforms, including our platform and our revenue from the Online Ride-hailing Platform Services may decrease.

We anticipate having a larger cash outflow in our daily operations in the next twelve months as we expand our Online Ride-hailing Platform Services in more cities in China and incur more marketing and promotion expenses. Our cash flow situation may worsen if the COVID-19 pandemic reoccurs in China.

Any of these factors related to COVID-19 and other similar or currently unforeseen factors beyond our control could have an adverse effect on our overall business environment, cause uncertainties in the regions in China where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations.

JKL Investment Agreement

As fully disclosed in the 10-K for the year ended March 31, 2020, on July 4, 2020, Hunan Ruixi, Jinkailong and the other shareholders of Jinkailong entered into an agreement (the “JKL Investment Agreement”) with Hongyi Industrial Group Co., Ltd. (“Hongyi”). Pursuant to the JKL Investment Agreement, Jinkailong agreed to issue and Hongyi agreed to subscribe for a 27.03% equity interest in Jinkailong in consideration of RMB 50 million (approximately $7.0 million) (the “Investment”). As Hongyi did not make the payment in accordance with the investment, Hunan Ruixi, other shareholders of Jinkailong and Hongyi decided to terminate the investment by Hongyi with a termination agreement signed on July 2, 2021.

Customers

The significant majority of our operating entities’ customers are online ride-hailing drivers. Due to the complexity and difficulty of obtaining registration of various licenses required for driving an online ride-hailing car, our customers choose to lease automobile from us or become affiliated with us who offer them a simplified and smooth process to become qualified. The automobile leasees typically lease automobiles which meet the criteria of cars used for online ride-hailing for their own business in the industry. The automobile purchasers typically become affiliated with Hunan Ruixi and Jinkailong through affiliation agreements pursuant to which we, as a qualified management company, provide them post-transaction management services during the affiliation period, which is usually the same as the term of the Financing Agreements. The users of Xixingtianxia platform typically use it to view and take customer orders for rides.

Our operating entities acquire customers through the network of third-party sales teams, cooperated lease companies and our own efforts including online advertising and billboard advertising. Our operating entities also send out fliers and participate in trade shows to advertise our services. During the year ended March 31, 2021, we have serviced over 2,500 customers for our Automobile Transaction and Related Services. From the acquisition date of our platform to September 30, 2021, approximately 4.4 million rides with gross fare of approximately $12.4 million were completed through our platform orders.

Risk Management

To mitigate risk associate with our Automobile Transaction and Related Services and Online Ride-hailing Platform Services, our operating entities conduct assessments and evaluations of prospective online ride-hailing drivers and leases separately, including identity verification and background checks. For an online ride-hailing platform driver who uses our platform as well as purchases or leases automobile from our operating entities, the assessments typically involve two rounds from our subsidiaries who operate Automobile Transaction and Related Services and Online Ride-hailing Platform Services, respectively. We believe our manual review and verification process is sufficient for the requirements of our current operations.

Our operating entities conduct an initial screening when they receive an application from a prospective automobile buyer/leasee based on credit reports from People’s Bank of China (“PBOC”) and third party credit rating companies, and personal information including residence, ethnicity group, driving history and involvement in legal proceeding. An automobile buyer/leasee must meet the following preliminary criteria:

•	be between 18-65 years old;
•	reside in the mainland of China and have the local residential identification;
•	have a driving history of at least three years;
•	not be subject to on-going legal proceedings or enforcement;
•	not be listed on a national delinquent debtor’s list;
•	the value of purchased automobile matches the income of the candidate.

Additionally, our operating entities arrange a simple in-person interview with the applicant where we gather information on marital/family status, income, assets, borrowing history and default history, if any. This interview is typically conducted by our operating entities’ risk management staff who will verify the accuracy of information on the prospective driver by cross-checking information provided by the applicant with other sources. Our operating entities will also assess the prospective customer’s potential repayment ability.

Applicants with any of the follow attributes will be rejected for:

•	engaging in illegal or criminal activities;
•	involvement in pornography, gambling, drug dealing and gangster activities and experiences;

•	engaging in usury lending; or
•	providing fraudulent information.

Our operating entities also conduct an assessment and evaluation when they receive an application from a prospective online ride-hailing driver. Under our online ride-hailing platform’s standards, a qualified driver must meet certain minimum criteria:

•	have obtained online booking taxi driver's license with age of 21 to 60 years old for males; 21 to 55 years old for females;
•	have a driving history of at least three years with driving license of (i) A1, A2, A3, B1, B2, C1 and C2 (referring to the different classes of driver’s license in China based on vehicle types);
•	must not have committed any hit-and-run accidents;
•	have no record of dangerous driving, drug use, driving under alcoholic influence, and violent crime;
•	have no traffic violation of 12 demerit points or more in any year of the past three years; and
•	have not been investigated or disciplined for unlawfully engaging in taxi services or other passenger transportation operations in Chengdu City within the past five years.

XXTX’s online ride-hailing platform also set criteria for the automobiles used for online ride-hailing business, which need to be completed before the driver commences to use the automobile for online ride-hailing business:

•	has obtained online booking taxi transportation certificate and be registered as "reserved taxi service" with less than 7 seats and local registered number; or in accordance with the requirements by local government;
•	has installed vehicle satellite positioning device and emergency alarm device with driving record function;
•	motor vehicle driving permit is still in use;
•	has been covered with compulsory insurance for motor vehicle traffic accident liability and compulsory insurance for third party liability of motor vehicle, and within the insurance period, or in accordance with the requirements by local government;
•	vehicle miles traveled is less than 600,000 km and the service life is less than 8 years;
•	other requirements by local government.

Post-Financing Services

Our operating entities’ post financing management department is in charge of monitoring and managing monthly payments by the purchaser/leasee. Our operating entities send text messages and make phone calls as reminders three business days prior to the payment due date. If a purchaser/leasee fails to pay on the due day, our operating entities will pay the financial institution on behalf of the defaulted automobile purchaser but continue to contact the automobile purchaser and request for payments. If the delinquency continues for more than 15 days, our operating entities then seek to repossess the car. Every car purchased through us has a GPS device installed, which helps us locate the car. After a car is repossessed, our operating entities store it in a warehouse and later dispose of the automobile in accordance with law and relevant financing documents. If our operating entities are unable to repossess collateral from a delinquent automobile purchaser/leasee, they may commence a lawsuit against such purchaser.

Competition

The online ride-hailing industry in China is large and evolving. There were approximately 80 automobile financing and leasing companies that provide automobile purchasing and leasing services to online ride-hailing drivers in Chengdu and Changsha City as of June 2021. We face significant competition primarily from companies that operate in Chengdu City, such as Chengdu Jingtengjian Business Consulting Co., Ltd., FAW Huidi Automotive Technology Co., Ltd. and Jingming Automobile Leasing Co., Ltd.

The acquisition of XXTX has brought us a new business of online ride-hailing platform services and enhanced our goal of providing an all-encompassing solution for online ride-hailing drivers. However, Didi takes approximately 90% market share of the online ride-hailing platforms according to a research issued by Forward Research. We choose to cooperate with well-known aggregation platforms to commence our online ride-hailing platform business rather than competing with Didi directly. As of June 2021, there were approximately 80 companies who operate their own online ride-hailing platforms and have established business relationships with Gaode and Meituan in Chengdu, Changsha, Neijiang and Guangzhou City and are engaged in the same business as ours. We face significant competition primarily from platforms that have operation in Chengdu and Changsha City, such as Caocao, Jishiyongche and Xiehua Chuxing. We expect to have more cooperation with other aggregation platforms in the online ride-hailing industries to have more competitive advantage in the industry.

Corporate Information

Our principal executive offices are located at 16F, Building A, Shihao Square, Middle Jiannan Blvd., High-Tech Zone, Chengdu, Sichuan, China 610000, and our telephone number is +86 28 61554399. Our website address is www.ihongsen.com. Information contained on our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making any investment decision, you should carefully consider the risk factors set forth below, the information under the caption “Risk Factors” in any applicable prospectus supplement, any related free writing prospectus that we may authorize to be provided to you and the information under the caption “Risk Factors” in our Annual Report on Form 10-K that is incorporated by reference in this prospectus, as updated by our subsequent filings under the Exchange Act.

These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment. You could lose all or part of your investment. For more information, see “Where You Can Find More Information.”

Additionally, although we conducted the majority of our business through our wholly-owned or majority-owned subsidiaries, we are subject to certain legal and operational risks associated with our VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our VIE’s operations, significant depreciation of the value of our common stock, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over china-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless.

If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares.

We are a holding company incorporated in Nevada. As a holding company with no material operations of our own, we conducted the majority of our business through our wholly-owned or majority-owned subsidiaries and certain business through our operating entities established in the People’s Republic of China, or the PRC, primarily our variable interest entity (the “VIE”). Due to PRC legal restrictions on foreign ownership in any internet-related businesses we may explore and operate, we do not have any equity ownership of our VIE, instead we control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Nevada holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. For a description of our corporate structure and contractual arrangements, see “Corporate Structure” on page 13, “VIE Agreements with Sichuan Senmiao” on page 13 and “Voting Agreements with Jinkailong’s Other Shareholders” on page 15.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If these regulations change or are interpreted differently in the future and our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIE, which conducts our manufacturing operations, holds significant assets and accounts for significant revenue, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our common stock. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements, which may cause the value of our securities to significantly decline or even become worthless.

In addition, while we will take every precaution available to effectively enforce the contractual and corporate relationship of the VIE agreements, these contractual arrangements are less effective than direct ownership and that we may incur substantial costs to enforce the terms of the arrangements. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under VIE Agreements, we will rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. As such, the shareholders of VIE may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel us to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations conducted through our subsidiaries and VIE may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Accordingly, given the PRC government’s significant oversight and discretion over the conduct of our operating subsidiaries and VIE’s business, it may intervene or influence the operations of our PRC subsidiaries or our VIE at any time and to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, which may cause us to make material changes to the operations of our PRC subsidiaries or our VIE and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. We cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented or will implement rules and is considering a number of additional proposals relating to data protection. China’s new Data Security Law promulgated by the Standing Committee of the National People’s Congress of China in June 2021, or the Data Security Law, took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. As the Data Security Law has not yet come into effect, we may need to make adjustments to our data processing practices to comply with this law.

Additionally, China’s Cyber Security Law, requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Measures on Cybersecurity Review, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On July 10, 2021, the Cyberspace Administration of China published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the life sciences sector generally and the Company in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

Also, on August 20, 2021, the National People’s Congress passed the Personal Information Protection Law, started to be implemented on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also proposes that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the draft contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market or the Stock Exchange of Hong Kong.

Our auditor is headquartered in the United States, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our common stock could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

Our independent registered public accounting firm issued an audit opinion on the financial statements incorporated by reference in this prospectus filed with the SEC and will issue audit reports related to our company in the future. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, to the extent that our auditor’s work papers become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. We are required by the Holding Foreign Companies Accountable Act to have an auditor that is subject to the inspection by the PCAOB. While our present auditor is located in the United States and the PCAOB is able to conduct inspections on such auditor, to the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our company becomes outside of the inspection by the PCAOB, our common stock could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

The prospectus and this prospectus supplement, including the documents that we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continues,” or “should,” or, in each case, their negative or other variations or comparable terminology. There can be no assurance that actual results will not materially differ from expectations. Such statements include, but are not limited to, any statements relating to our ability to consummate any acquisition or other business combination and any other statements that are not statements of current or historical facts. These statements are based on management's current expectations, but actual results may differ materially due to various factors, including, but not limited to:

•	our goals and strategies, including our ability to expand our automobile transaction and related services business and our online ride-hailing platform services business in China;
•	our management’s ability to properly develop and achieve any future business growth and any improvements in our financial condition and results of operations;
•	the impact by public health epidemics, including the COVID-19 pandemic as manifested in China, on the industries we operate in and our business, results of operations and financial condition;
•	the growth or lack of growth in China of disposable household income and the availability and cost of credit available to finance car purchases;
•	the growth or lack of growth of China's online ride-hailing, automobile financing and leasing industries;
•	taxes and other incentives or disincentives related to car purchases and ownership;
•	fluctuations in the sales and price of new and used cars and consumer acceptance of financing car purchases;
•	changes in online ride-hailing, transportation networks, and other fundamental changes in transportation pattern in China;
•	our expectations regarding demand for and market acceptance of our products and services;
•	our expectations regarding our customer base;
•	our plans to invest in our automobile transaction and related services business and our online ride-hailing platform services business;
•	our ability to maintain positive relationships with our business partners;
•	competition in the online ride-hailing, automobile financing and leasing industries in China;
•	macro-economic and political conditions affecting the global economy generally and the market in China specifically; and
•	relevant Chinese government policies and regulations relating to the industries in which we operate.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated or over which we may not have any control. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those that are expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this prospectus and our other periodic reports filed by us with the SEC. Should one or more of these risks or unanticipated risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. These risks and others described in our periodic reports are not exhaustive.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock issuable upon conversion of the Series Preferred Stock and exercise of the Warrants to purchase shares of our common stock by the selling stockholders from time to time pursuant to this prospectus. The proceeds from the offering are solely for the account of the selling stockholders. See “Selling Stockholders.”

We will, however, receive proceeds in connection with the applicable exercise price of the warrants to purchase shares of our common stock, unless any of such warrants are exercised via cashless exercise to the extent provided for in the applicable warrant. We have also agreed to bear all fees and expenses incident to our obligation to register the shares of our common stock being offered by this prospectus.

DESCRIPTION OF OUR SECURITIES

General

The following description of our common stock, Series A Convertible Preferred Stock and Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, as they may be amended from time to time, any certificates of designations through which we may establish the terms and conditions of particular series of preferred stock, other documents governing the terms and conditions of particular securities and applicable provisions of Nevada law.

As of the date of this prospectus, we are authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this prospectus, 61,783,794  shares of common stock were issued and outstanding and 5,000 shares of Series A Preferred Stock were issued and outstanding, and our shares of common stock outstanding were held of record by 61 shareholders. These figures do not include securities that may be issued: (i) pursuant to outstanding warrants to purchase shares of our common stock, (ii) pursuant to our 2018 Equity Incentive Plan or (iii) pursuant to outstanding Series A Preferred Stock that may be converted into shares of our common stock.

We may issue secured or unsecured debt securities consisting of notes, debentures or other evidences of indebtedness which may be senior debt securities, senior subordinated debt securities or subordinated debt securities, each of which may be convertible into equity securities. We may issue the debt securities as exchangeable for or convertible into shares of common stock, preferred stock or other securities. The preferred stock may also be exchangeable for and/or convertible into shares of common stock, another series of preferred stock or other securities. The debt securities, the preferred stock, the common stock, the rights and the warrants are collectively referred to in this prospectus as the “securities.” When a particular series of securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities.

Common Stock

Each share of our common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Holders of common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. Our articles of incorporation do not provide for cumulative voting in the election of directors. Holders of common stock have no pre-emptive or conversion rights and there are no redemption provisions applicable to the common stock.

Series A Convertible Preferred Stock

On November 8, 2021, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”) pursuant to which the Company will sell to the Investors, in a private placement (the “Private Placement”), an aggregate of $5 million worth of securities of the Company, consisting of up to 5,000 shares (the “Preferred Shares”) of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and warrants (the “Investor Warrants”) to initially acquire up to an aggregate number of shares of common stock of the Company that equals to the number of shares of common stock to be issued upon conversion of the Preferred Shares at $0.68 per share (the “Initial Conversion Price”) (as exercised, collectively, the “Warrant Shares”).

Pursuant to the certificate of designations for the Series A Preferred Stock (the “COD”), the authorized number of preferred shares shall be 5,000 shares. Each Preferred Share shall have a par value of $0.0001. At any time after the initial issuance date, each holder shall be entitled to convert any portion of the outstanding Preferred Shares held by such holder into shares of common stock (the “Conversion Shares”) at the Initial Conversion Price, which shall be adjusted to the greater of $0.41 per share (the “Floor Price”) or 85% of the closing bid price of the Company’s Common Stock reported on the NASDAQ Capital Market on the Applicable Date, which is the earlier of the first date on which the registration statement covering the resale of the Conversion Shares and Warrant Shares is declared effective by the SEC or the first date on which all such shares are eligible to be resold by the Investors pursuant to Rule 144 or Rule 144A promulgated under the Securities Act.

This summary of the terms of the Series A Preferred Stock is not complete. Please refer to Exhibit 1.1 attached to the Current Report on Form 8-K filed with the SEC on November 8, 2021.

Warrants

The Investor Warrants have a term of five (5) years and are exercisable by the holders at any time after six months and one day of the date of issuance at an exercise price of $0.82 per share. The exercise price and the number of shares issuable upon exercise of the Investor Warrants are subject to an adjustment upon the occurrence of certain events, including, but not limited to, stock splits or dividends, business combinations, sale of assets, similar recapitalization transactions, or other similar transactions. The exercise price of the Investor Warrants are also subject to an adjustment in the event that the Company issues or is deemed to issue shares of common stock for less than the applicable exercise price of such Investor Warrants. However, the exercise price of the Investor Warrants shall not be lower than $0.7125 as a result of an adjustment, unless the Company has obtained the Stockholder Approval (as defined below). The exercisability of the Investor Warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% or 9.99% as the Investor chooses.

Pursuant to the terms of the Purchase Agreement, the Company shall either obtain the required stockholders’ consent and inform the stockholders of the Company by preparing and filing with the SEC an information statement no later than ninety (90) calendar days after the closing or hold a special meeting of stockholders of the Company (the “Stockholder Meeting”) no later than March 31, 2022 (the “Stockholder Meeting Deadline”), soliciting stockholders’ affirmative votes at the Stockholder Meeting for approval of resolutions providing for the approval of the issuance of the securities in this Private Placement in compliance with the rules and regulations of the Nasdaq Capital Market (the “Stockholder Approval”). The Company shall be obligated to seek to obtain the Stockholder Approval by the Stockholder Meeting Deadline. If, despite the Company’s reasonable best efforts the Stockholder Approval is not obtained on or prior to the Stockholder Meeting Deadline, the Company shall cause an additional Stockholder Meeting to be held on or prior to June 30, 2022 and shall cause an additional Stockholder Meeting to be held semi-annually thereafter until such Stockholder Approval is obtained.

 In connection with the Private Placement, the Company issued to FT Global Capital, Inc., the placement agent warrants to purchase an aggregate of up to 7.5% of the aggregate number of the Conversion Shares (the “Placement Agent Warrants”). The Placement Agent Warrants shall generally be on the same terms and conditions as the Investor Warrants, exercisable at a price of $0.68 per share, provided that Placement Agent Warrants will not provide for certain anti-dilution protections included in the Investor Warrants.

This summary of the Warrants is not complete. For the terms of Investor Warrants and the Placement Agent Warrants, please refer to Exhibit 4.1 attached to the Current Report on Form 8-K filed with the SEC on November 8, 2021 and Exhibit 4.1 attached to the Current Report on Form 8-K filed with the SEC on November 12, 2021, respectively.

Dividends

We have not declared any cash dividends on our common stock since inception and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC, located at 18 Lafayette Place, Woodmere, New York 11598.

Stock Market Listing

Our Common Stock is currently listed on the Nasdaq Capital Market and trades under the symbol “AIHS.”

SELLING STOCKHOLDERS

 The following table sets forth the name of each Selling Stockholder and the number of shares of common stock that each Selling Stockholder may offer from time to time pursuant to this prospectus. The shares of common stock that may be offered by the Selling Stockholders hereunder may be acquired by the Selling Stockholders upon the conversion of the Series A Preferred Stock and the exercise by the Selling Stockholders of the Warrants that are held by the Selling Stockholders. The shares of common stock that may be offered by the Selling Stockholders hereunder consist of (i) 12,195,122 shares of common stock issuable upon the conversion of the Series A Preferred Stock, (ii) 7,352,942 shares of common stock issuable upon the exercise of the Investor Warrants and (iii) 914,634 shares of common stock issuable upon the exercise of the Placement Agent Warrants. Except as otherwise indicated, we believe that each of the beneficial owners and Selling Stockholders listed below has sole voting and investment power with respect to such shares of common stock, subject to community property laws, where applicable.

Except as noted in the table below, none of the Selling Stockholders has had a material relationship with us other than as a stockholder at any time within the past three years or has ever been one of our or our affiliates’ officers or directors. Each of the Selling Stockholders has acquired the Series A Preferred Stock (and the shares of common stock issuable upon the conversion thereof) and the Warrants (and the shares of common stock issuable upon the exercise thereof) in the ordinary course of business and, at the time of acquisition of the Series A Preferred Stock and the Warrants, none of the Selling Stockholders was a party to any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock to be resold by such Selling Stockholders under the registration statement of which this prospectus forms a part.

In accordance with the terms of a registration rights agreement with the holders of the Series A Preferred Stock and the Warrants, this prospectus generally covers the resale of the sum of (i) the maximum number of shares of common stock issued or issuable pursuant to Certificate of Designations, (ii) the maximum number of shares of common stock issued or issuable upon exercise of the warrants, in each case, determined as if the outstanding preferred shares and warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein solely for the purpose of such calculation) at a conversion price or exercise price (as the case may be) calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the Series A Preferred Stock and the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be more than the number of shares being offered by this prospectus.

Because a Selling Stockholder may sell all, some or none of the shares of common stock that it holds that are covered by this prospectus, and because the offering contemplated by this prospectus is not underwritten, no estimate can be given as to the number of shares of our common stock that will be held by a Selling Stockholder upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based upon the assumption that the Selling Stockholders will sell all of the shares of common stock covered by this prospectus.

In accordance with the rules and regulations of the SEC, in computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares issuable through the exercise of any option, warrant or right, through conversion of any security held by that person that are currently exercisable or that are exercisable within sixty (60) days are included. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Owned Prior to the Offering		Number of Shares Offered	Shares Owned After the Offering
Name	Number (1)	Percent (2)	Shares (3)	Number	Percent
Intracoastal Capital, LLC (4)	4,208,805	4.99%	2,932,209	1,276,596	1.96%
3i, LP (5)	4,634,337	4.99%	2,932,209	1,702,128	2.59%
Anson Investments Master Fund LP (6)	7,044,306	4.99%	5,129,412	1,914,894	2.83%
Sabby Volatility Warrant Master Fund, Ltd.(7)	2,932,209	4.66%	2,932,209	-	-
Anson East Master Fund LP (8)	2,350,709	3.77%	1,712,411	638,298	1.00%
Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B (9)	1,954,807	3.13%	1,954,807	-	-
Hudson Bay Master Fund Ltd. (10)	1,954,806	3.13%	1,954,806	-	-
F. Alec Orudjev (11)	149,268	*	149,268	-	-
Jian Ke (12)	1,502,769	2.43%	765,366	737,403	1.18%

*	Less than 1%.

(1)	Assumes the Warrants held by the Selling Stockholders are exercised in full solely for the purpose of this section.
(2)	Based on 61,783,794 shares issued and outstanding as of November 29, 2021. Shares of our common stock underlying the Warrants are not counted for the purposes of this calculation, as they are not exercisable until May 10, 2022, and therefore are not exercisable within 60 days. Amounts shown include shares of our common stock underlying the Series A Preferred Stock.

(3)	Assumes sale of all shares available for sale under this prospectus and no further acquisitions of shares by the Selling Stockholders.

(4)

Includes 1,829,268 and 1,102,941 shares of our common stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrants, respectively, and 1,276,596 shares of our common stock issuable upon the exercise of warrants previously held by the holder. The Series A Preferred Stock and Warrants held by Intracoastal Capital LLC (“Intracoastal”) are subject to a beneficial ownership limitation of 4.99%, which does not permit Intracoastal to exercise that portion of the Series A Preferred Stock and the Warrants that would result in Intracoastal and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act of the securities reported herein that are held by Intracoastal.

(5)

Includes 1,829,268 and 1,102,941 shares of our common stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrants, respectively, and 1,702,128 shares of our common stock issuable upon the exercise of warrants previously held by the holder. The Series A Preferred Stock and Warrants held by 3i, LP are subject to a beneficial ownership limitation of 4.99%, which does not permit 3i, LP to exercise that portion of the Series A Preferred Stock and Warrants that would result in 3i, LP and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. Maier J. Tarlow is the manager of 3i Management LLC, which is the general partner of 3i, LP and in such capacity has the right to vote and dispose of the securities held by 3i, LP. The business address of 3i is 140 Broadway Fl 38, New York, NY 10005.

(6)	Includes 3,200,000 and 1,929,412 shares of our common stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrants, respectively, and 1,914,894 shares of our common stock issuable upon the exercise of warrants previously held by the holder. The Series A Preferred Stock and Warrants held by Anson Investments Master Fund LP (“Anson Investments”) are subject to a beneficial ownership limitation of 4.99%, which does not permit Anson Investments to exercise that portion of the Series A Preferred Stock and the Warrants that would result in Anson Investments and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“Anson”), hold voting and dispositive power over the common stock held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these common stock except to the extent of their pecuniary interest therein. The principal business address of Anson is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(7)	Includes 1,829,268 and 1,102,941 shares of our common stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrants, respectively. Sabby Management, LLC, the investment manager of Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”), and Hal Mintz, manager of Sabby Management, LLC, share voting and investment power with respect to these securities. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein. The address of Sabby is 10 Mountainview Road, Suite 205, Upper Saddle River, NJ 07458.

(8)

Includes 1,068,293 and 644,118 shares of our common stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrants, respectively, and 638,298 shares of our common stock issuable upon the exercise of warrants previously held by the holder. Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson East Master Fund LP (“Anson”), hold voting and dispositive power over the common stock held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these common stock except to the extent of their pecuniary interest therein. The principal business address of Anson is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(9)

Includes 1,219,512 and 735,295 shares of our common stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrants, respectively. Ayrton Capital LLC, the investment manager to Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, has discretionary authority to vote and dispose of the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and may be deemed to be the beneficial owner of these shares. Waqas Khatri, in his capacity as Managing Member of Ayrton Capital LLC, may also be deemed to have investment discretion and voting power over the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Ayrton Capital LLC and Mr. Khatri each disclaim any beneficial ownership of these shares. The address of Ayrton Capital LLC is 55 Post Rd West, 2nd Floor, Westport, CT 06880.

(10)

Includes 1,219,512 and 735,294 shares of our common stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrants, respectively. Hudson Bay Capital Management LP, the investment manager of Hudson Bay, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay and Sander Gerber disclaims beneficial ownership over these securities. Address: c/o Hudson Bay Capital Management LP, 28 Havemeyer Place, 2nd Floor Greenwich CT 06830.

(11)	Mr. Orudjev is the General Counsel of FT Global Capital, Inc. (Member FINRA/SIPC). Address: 1688 Meridian Avenue, Suite 700 Miami Beach, FL 33139.
(12)	Includes 461,471 shares of our common stock issuable upon the exercise of the placement agent warrants issued in connection with the Private Placement, 1,018,874 of our common stock issuable upon the exercise of the warrants previously owned by the holder and 180,000 shares of our common stock. Mr. Ke is the President of FT Global Capital, Inc. Address: 1688 Meridian Avenue, Suite 700 Miami Beach, FL 33139.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants to permit the resale of these shares of common stock by the holders of the preferred shares and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we will receive the exercise price of any Warrants not exercised by the selling stockholders on a cashless exercise basis. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales made after the date the Registration Statement is declared effective by the SEC;
•	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the preferred shares, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common stock registered for resale hereby will be passed upon for us by Flangas Law Group.

EXPERTS

The consolidated balance sheets of our Company and its subsidiaries as of March 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flow for the years then ended appearing in this registration statement have been incorporated by reference in the registration statement in reliance on the reports of Friedman LLP, given the authority of such firms as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov.

We maintain a website at www.mawsoninc.com. Webcasts of presentations we make at certain conferences may also be available on our website from time to time. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our web address as an inactive textual reference only.

We have filed a registration statement on Form S-3 with the SEC relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC (but excluding any information in such documents that has been furnished to, rather than filed with, the SEC):

●	Our Annual Report on Form 10-K for the fiscal year ended March 31, 2021, as filed with the SEC on July 8, 2021;

●	Our Quarterly Reports on Form 10-Q for the period ended June 30, 2021 and September 30, 2021, as filed with the SEC on August 16, 2021 and November 15, 2021, respectively;

●	Our Current Reports on Form 8-K filed with the SEC on May 11, 2021, August 20, 2021, September 30, 2021, October 28, 2021 and November 8, 2021;

●	Our Definitive Proxy Statement on Schedule 14A filed on August 19, 2021; and

●	The description of our securities contained in Amendment No. 7 to the Company’s Registration Statement on Form S-1 filed on March 14, 2018.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

Senmiao Technology Limited

Chief Executive Officer

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People’s Republic of China

+86 28 61554399

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except for the SEC registration fee and FINRA fee.

SEC registration fee		$1,249.65
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

*	Estimated expenses are presently not known and cannot be estimated.

Item 15. Indemnification of Directors and Officers.

Nevada Law

Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation or he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation or he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Charter Provisions of the Company

The Company’s articles of incorporation provide that the Company shall provide indemnification to its directors and officers to the maximum extent permitted by law. The Company shall pay advancements of expenses in advance of the final disposition of the action, suit or proceedings upon receipt of an undertaking by or on behalf of the director or officer to repay the amount even if it is ultimately determined that he or she is not entitled to indemnification by the Company. The Company is permitted by the articles of incorporation to purchase and maintain insurance in connection with its indemnification obligations. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, we have been advised that the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits.

See the Exhibit Index attached to this registration statement and incorporated herein by reference.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability of the registrant under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	If the securities to be registered are to be offered to existing security holders pursuant to warrants or rights and any securities not taken by security holders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(8)	(i) To use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (ii) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(10)	To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

(11)	That:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation of the Company, incorporated herein by reference to Exhibit 3.1 to the Amendment No.7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

3.2	Certificate of Amendment to Articles of Incorporation of the Company, incorporated herein by reference to Exhibit 3.2 to the Amendment No.7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

3.3	Bylaws of the Company, incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed by the Company with the SEC on October 30, 2017.

3.4	Amendment to Bylaws, effective as of August 12, 2021, incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC on August 16, 2021

3.5	Certificate of Designations of Series A Convertible Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on November 8, 2021

4.1	Form of Series A Warrant, incorporated herein by reference to Exhibit 4.1 on the Current Report on Form 8-K filed by the Company with the SEC on June 18, 2019

4.2	Form of Series B Warrant, incorporated herein by reference to Exhibit 4.2 on the Current Report on Form 8-K filed by the Company with the SEC on June 18, 2019

4.3	Form of Placement Agent Warrant, incorporated herein by reference to Exhibit 4.3 on the Current Report on Form 8-K filed by the Company with the SEC on June 18, 2019

4.4	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, incorporated herein by reference to Exhibit 4.4 on the Annual Report on Form 10-K filed by the Company with the SEC on July 9, 2020

4.5	Form of Warrant relating to the August 2020 offering, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on August 4, 2020

4.6	Form of Placement Agent Warrant relating to the February 2021 offering, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 9, 2021

4.7	Form of the Investor’s Common Stock Purchase Warrant relating to the May 2021 offering, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on May 11, 2021

4.8	Form of the Placement Agent’s Common Stock Purchase Warrant relating to the May 2021 offering, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on May 11, 2021

4.9	Form of the Investor Warrant in connection with November 2021 Private Placement, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 8, 2021

4.10	Form of the Placement Agent Warrant in connection with November 2021 Private Placement, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 12, 2021

5.1	Legal Opinion of Flangas Law Group

10.1	Exclusive Business Cooperation Agreement, dated September 18, 2017, by and between Sichuan Senmiao Zecheng Business Consulting Co., Ltd. and Sichuan Senmiao Ronglian Technology Co., Ltd., incorporated herein by reference to Exhibit 10.1 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.2	Form of Equity Interest Pledge Agreement by and among Sichuan Senmiao Zecheng Business Consulting Co., Ltd., Sichuan Senmiao Ronglian Technology Co., Ltd. and each equity holder of Sichuan Senmiao Ronglian Technology Co., Ltd., incorporated herein by reference to Exhibit 10.2 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.3	Exclusive Option Agreement, dated September 18, 2017, by and among Sichuan Senmiao Zecheng Business Consulting Co., Ltd., Sichuan Senmiao Ronglian Technology Co., Ltd. and each equity holder of Sichuan Senmiao Ronglian Technology Co., Ltd., incorporated herein by reference to Exhibit 10.3 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.4	Form of Power of Attorney, incorporated herein by reference to Exhibit 10.4 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.5	Timely Reporting Agreement, dated September 18, 2017, by and between Sichuan Senmiao Ronglian Technology Co., Ltd. and the Company, incorporated herein by reference to Exhibit 10.5 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.7	Lease Agreement, dated April 1, 2018, by and between Xiaodong Yang, Pin Li and Hong Li, as landlord, and Senmiao Consulting, as tenant, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on August 14, 2018

10.8	Lease Agreement, dated April 1, 2018, by and between Xiaodong Yang, Pin Li and Hong Li, as landlord, and Sichuan Senmiao, as tenant, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on August 14, 2018

10.9	Employment Agreement, dated August 1, 2018, by and between Sichuan Senmiao and Haitao Liu, incorporated herein Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on August 14, 2018

10.10	Employment Agreement between the Company and Chunhai Li, incorporated herein by reference to Exhibit 10.18 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.11	Form of Director Offer Letter, incorporated herein by reference to Exhibit 10.19 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.12	Loan Agreement, effective January 1, 2017, by and between Xiang Hu and Sichuan Senmiao Ronglian Technology Co., Ltd., incorporated herein by reference to Exhibit 10.22 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.13	Loan Agreement, effective January 1, 2017, by and between Jun Wang and Sichuan Senmiao Ronglian Technology Co., Ltd., incorporated herein by reference to Exhibit 10.23 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

10.14	Investment and Equity Transfer Agreement, dated as of November 21, 2018, by and among Senmiao Technology Limited, Hunan Ruixi Financial Leasing Co., Ltd., Hunan Ruipin Cultural Industry Co., Ltd., Luziyun International Group (Southeast Asia) Shares Limited and Chengdu Little Monkey Information and Technology Co., Ltd. incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 28, 2018

10.15	Business Cooperation Agreement and Valuation Adjustment Mechanism and Indemnification Agreement, dated August 26, 2018, by and among Sichuan Jinkailong Automobile Leasing Co., Ltd., Hunan Ruixi Financial Leasing Co., Ltd., Xiaoliang Chen, Xi Yang, Yiqiang He and Xiaohui Luo, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on February 19, 2019

10.16	Amendment to Business Cooperation Agreement and Valuation Adjustment Mechanism and Indemnification Agreement, dated October 16, 2018, by and among Sichuan Jinkailong Automobile Leasing Co., Ltd., Hunan Ruixi Financial Leasing Co., Ltd., Xiaoliang Chen, Xi Yang, Yiqiang He and Xiaohui Luo, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on February 19, 2019

10.17	Collaboration Agreement, dated August 13, 2019, by and between Didi Chuxing Technology Co., Ltd. and Sichuan Jinkailong Automobile Leasing Co., Ltd., incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC on February 14, 2020

10.18	Collaboration Agreement, dated December 6, 2019, by and between Didi Chuxing Technology Co., Ltd. and Hunan Ruixi Financial Leasing Co., Ltd., incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on February 14, 2020

10.19	Consulting Service Agreement, dated March 26, 2019, by and between Didi Chuxing Technology Co., Ltd. and Sichuan Jinkailong Automobile Leasing Co., Ltd., incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on February 14, 2020

10.20	Voting Agreement, dated August 26, 2018, by and among Hunan Ruixi Financial Leasing Co., Ltd. and certain shareholders of Sichuan Jinkailong Automobile Leasing Co., Ltd., incorporated herein by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on February 19, 2019

10.21	Amendment to the Voting Agreement, dated November 11, 2018, by and among Hunan Ruixi Financial Leasing Co., Ltd. and certain shareholders of Sichuan Jinkailong Automobile Leasing Co., Ltd., incorporated herein by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on February 19, 2019

10.22	Employment Agreement, dated as of May 27, 2019, by and between Senmiao Technology Limited and Xi Wen, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 30, 2019

10.23	Employment Agreement, dated as of September 17, 2018, by and between the Company and Xiaoyuan Zhang, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 20, 2018

10.24	Form of Securities Purchase Agreement, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 18, 2019

10.25	Form of Lock-Up Agreement, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on June 18, 2019

10.26	Form of Leak-Out Agreement, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on June 18, 2019

10.27	Form of Hunan Ruixi Financial Leasing Contract, incorporated herein by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed with the SEC on July 5, 2019

10.28	Form of Hunan Ruixi Service Agreement, incorporated herein by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed with the SEC on July 5, 2019

10.29	Form of Jinkailong Automobile Affiliation Agreement, incorporated herein by reference to Exhibit 10.32 to the Annual Report on Form 10-K filed with the SEC on July 5, 2019

10.30	Voting Agreement, dated February 13, 2020, by and between Hunan Ruixi Financial Leasing Co., Ltd. and Chengdu Simushi Technology Co., Ltd., incorporated herein by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed with the SEC on July 9, 2020

10.31	English Translation to Investment Agreement, dated July 4, 2020, by and among Hongyi Industrial Group Co., Ltd., Hunan Ruixi Financial Leasing Co., Ltd., Sichuan Jinkailong Automobile Leasing Co., Ltd. and other shareholders of Jinkailong, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 8, 2020

10.32	Employment Agreement, dated as of September 11, 2020, by and between the Company and Haitao Liu, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 14, 2020

10.33	English Translation to Investment Agreement, dated July 4, 2020, by and among Hongyi Industrial Group Co., Ltd., Hunan Ruixi Financial Leasing Co., Ltd., Sichuan Jinkailong Automobile Leasing Co., Ltd. and other shareholders of Jinkailong, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 8, 2020

10.34	Underwriting Agreement, dated August 4, 2020, by and among Senmiao Technology Limited, The Benchmark Company, LLC and Axiom Capital Management, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 4, 2020

10.35	Form of Placement Agent Agreement relating to the February 2021 offering, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 9, 2021

10.36	Form of Securities Purchase Agreement relating to the February 2021 offering, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on February 9, 2021

10.37	Form of Lock-up Agreement relating to the February 2021 offering, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on February 9, 2021

10.38	Form of Securities Purchase Agreement relating to the May 2021 offering, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 11, 2021

10.39	Placement Agency Agreement dated May 11,2021 (including Form of Lock-Up Agreement in the exhibit) relating to the May 2021 offering, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 11, 2021

10.40	English Translation of the Investment Agreement, dated September 11, 2020, by and among Sichuan Senmiao Zecheng Business Consulting Co., Ltd., Hunan Xixingtianxia Technology Co., Ltd. and its shareholders, incorporated herein by reference to Exhibit 10.40 of the 10-K filed on July 8, 2021.

10.41	English Translation of the Supplementary Agreement to the Investment Agreement, dated February 5, 2021, by and among Sichuan Senmiao Zecheng Business Consulting Co., Ltd., Hunan Xixingtianxia Technology Co., Ltd. and its shareholders, incorporated herein by reference to Exhibit 10.41 of the 10-K filed on July 8, 2021.

10.42	English Translation of the Termination Agreement of the Investment Agreement, dated July 2, 2021, by and among Hongyi Industry Group Co., Ltd., Sichuan Jinkailong Automobile Leasing Co., Ltd. and its shareholders, incorporated herein by reference to Exhibit 10.42 of the 10-K filed on July 8, 2021.

10.43	Share Swap Agreement, dated October 22, 2021, by and among Senmiao Technology Limited, Sichuan Senmiao Zecheng Business Consulting Co., Ltd., Hunan Xixingtianxia Technology Co., Ltd. and the shareholders of Hunan Xixingtianxia Technology Co., Ltd., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 28, 2021**

10.44	Form of Securities Purchase Agreement in connection with the November 2021 Private Placement, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 8, 2021

10.45	Form of Registration Rights Agreement in connection with the November 2021 Private Placement, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 8, 2021

10.46	Placement Agent Agreement dated November 7, 2021 in connection with the November 2021 Private Placement, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on November 8, 2021

14.1	Code of Ethics, incorporated herein by reference to Exhibit 14.1 to the Amendment No. 7 to Registration Statement on Form S-1 filed with the SEC on March 14, 2018

21.1	List of Subsidiaries, incorporated herein by reference to Exhibit 21.1 of the 10-K filed on July 8, 2021.

23.1	Consent of Friedman LLP

23.2	Consent of Flangas Law Group (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chengdu, People’s Republic of China, on the 30th day of November, 2021.

SENMIAO TECHNOLOGY LIMITED

By:	/s/ Xi Wen
Xi Wen
Chief Executive Officer (Principal Executive Officer)

POWERS OF ATTORNEY

Each of the undersigned officers and directors of Senmiao Technology Limited, a Nevada corporation, hereby constitutes and appoints Xi Wen and Xiaoyuan Zhang and each of them, severally, as his or her attorney-in-fact and agent, with full power of substitution and re-substitution, in his or her name and on his or her behalf, to sign in any and all capacities this registration statement and any and all amendments (including post-effective amendments) and exhibits to this registration statement and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Xi Wen	Chairman of the Board, President, Chief	November 30, 2021
Xi Wen	Executive Officer and Secretary (Principal Executive Officer)

/s/ Xiaoyuan Zhang	Chief Financial Officer and Treasurer	November 30, 2021
Xiaoyuan Zhang	(Principal Financial and Accounting Officer)

/s/ Trent D. Davis	Director	November 30, 2021
Trent D. Davis

/s/ Xiaojuan Lin	Director	November 30, 2021
Xiaojuan Lin

/s/ Sichun Wang	Director	November 30, 2021
Sichun Wang

/s/ Jie Gao	Director	November 30, 2021
Jie Gao